Exhibit 99.47
UNDERWRITING AGREEMENT
June 12, 2025
Aya Gold & Silver Inc.
1320 Boulevard Graham, Suite 132
Mont-Royal, Québec H3P 3C8
Attention:    Mr. Benoit La Salle, President and Chief Executive Officer
Desjardins Securities Inc. as sole bookrunner and together with National Bank Financial Inc. and BMO Nesbitt Burns Inc., as co-lead underwriters (collectively, the “Co-Lead Underwriters”), CIBC World Markets Inc., Raymond James Ltd., Stifel Nicolaus Canada Inc., Scotia Capital Inc., SCP Resource Finance LP, Beacon Securities Limited and INFOR Financial Inc. (collectively with the Co-Lead Underwriters, the “Underwriters”, and, individually, each an “Underwriter”) hereby jointly (the equivalent of severally in common law), and not solidarily (the equivalent of jointly in common law), nor jointly and solidarily (the equivalent of jointly and severally in common law), offer and agree to purchase, on a “bought deal” basis, or alternatively to arrange, as agent for substituted purchasers in the Qualifying Jurisdictions (as defined below) and the other jurisdictions contemplated herein, including the United States (as defined below), to purchase from Aya Gold & Silver Inc. (the “Corporation”), and the Corporation hereby agrees to issue and sell to the Underwriters or substituted purchasers, an aggregate of 9,363,300 common shares in the capital of the Corporation (the “Purchased Shares”), at the purchase price of $13.35 per Purchased Share (the “Issue Price”), for aggregate gross proceeds of $125,000,055, upon and subject to the terms and conditions contained herein (the “Offering”).
Upon and subject to the terms and conditions herein set forth and in reliance upon the representations and warranties herein contained, the Corporation hereby grants to the Underwriters, an option (the “Over-Allotment Option”) to purchase, or arrange for substituted purchasers to purchase, up to 1,404,495 additional common shares in the capital of the Corporation (the “Additional Shares”) at a price equal to the Issue Price, that is exercisable on or before 5:00 p.m. (Montréal time) on the date that is 30 days after the Closing Date (as defined below). The Over-Allotment Option may be exercised in whole or in part at any time and from time to time prior to its expiry in accordance with the provisions of this Agreement. The Underwriters shall be under no obligation whatsoever to exercise the Over-Allotment Option in whole or in part.
Delivery of and payment for any Additional Shares will be made at the time and on the date (each an “Option Closing Date”) as set out in a written notice by the Co-Lead Underwriters, on behalf of the Underwriters, referred to below, which Option Closing Date may occur on the Closing Date but will in no event occur earlier than the Closing Date, nor earlier than two Business Days (as defined below) or later than seven Business Days after the date upon which the Corporation receives a written notice by the Co-Lead Underwriters, on behalf of the Underwriters, setting out the number of Additional Shares to be purchased by the Underwriters. Any such notice must be received by the Corporation not later than 5:00 p.m. (Montréal time) on the date that is 30 days after the Closing Date. Upon the furnishing of such a notice, the Underwriters will be committed to purchase and/or arrange for substituted purchasers to purchase (as the case may be), and the Corporation will be committed to sell and deliver to the Underwriters and/or any substituted purchasers (as the case may be), in accordance with and subject to the provisions of this Agreement, the number of Additional Shares indicated in such notice.
Unless the context otherwise requires or unless otherwise specifically stated, all references in this Agreement to (i) the “Offering” shall be deemed to include the Over-Allotment Option, and (ii) the “Offered Shares” shall mean, collectively, the Purchased Shares and any Additional Shares.
In consideration of the services to be rendered by the Underwriters in connection with the Offering, the Corporation shall, at the Closing Time (as hereinafter defined), pay and issue to the Underwriters the fees and other compensation set forth in this Agreement.
The Corporation agrees that the Underwriters will be permitted to appoint, at their sole expense, other registered dealers or other dealers duly qualified in their respective jurisdictions, as their agents to assist in the Offering in the Offering Jurisdictions (collectively, the “Selling Group”) and that the Underwriters may determine the remuneration payable by the Underwriters to the members of the Selling Group, provided that such remuneration shall not in any way increase the aggregate Underwriting Fee payable to the Underwriters by the Corporation under this Agreement.
The Underwriters may offer the Offered Shares at a price less than the Issue Price as described in further detail in Section 18.5 below, in compliance with Applicable Securities Laws (as defined below) and, specifically, the requirements of NI 44-101 (as defined below) and the disclosure concerning the same contained in the Base Shelf Prospectus and the Prospectus Supplement (each, as defined below).
The Corporation and the Underwriters agree that any offers to sell or sales of the Offered Shares to purchasers that are in the United States (as defined below) may only be made in compliance with U.S. Securities Laws (as defined below). The Underwriters may, through their U.S. Affiliates (as defined below), if applicable, offer and resell the Offered Shares in the United States to Qualified Institutional Buyers (as defined below), pursuant to and in accordance with Rule 144A under the U.S. Securities Act (as defined below), in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A thereunder. In addition, the Underwriters agree that all offers and sales of Offered Shares outside the United States have been made and will be made in accordance with Rule 903 of Regulation S under the U.S. Securities Act. The Offering is conditional upon and subject to the additional terms and conditions of the Agreement between the Corporation and the Underwriters set forth below:
ARTICLE 1
INTERPRETATION
1.1In this Agreement,
“Agreement” means this agreement, as it may be amended, modified or supplemented from time to time in accordance with its terms;
“AMF” means the Autorité des marchés financiers, as the Corporation’s principal regulator;
“Ancillary Documents” means all agreements, indentures, certificates (including the certificates, if any, representing the Offered Shares), officers’ certificates, notices and other documents executed and delivered, or to be executed and delivered, by the Corporation in connection with the Offering, whether pursuant to Applicable Securities Laws or otherwise;
“Annual Financial Information” means the audited consolidated financial statements of the Corporation for the years ended December 31, 2024 and 2023, including the notes thereto, together with the report of the auditors thereon and the accompanying management’s discussion and analysis of financial condition and results of operations;
“Applicable Laws” means, in relation to any person or persons, the Applicable Securities Laws and all other statutes, regulations, rules, orders, by-laws, codes, ordinances, decrees, the terms and conditions of any grant of approval, permission, authority or licence, or any judgment, order, decision, ruling, award, policy or guidance document that are applicable to such person or persons or its or their business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over the person or persons or its or their business, undertaking, property or securities;
“Applicable Securities Laws” means, as applicable, the securities laws, regulations, rules, rulings and orders in each of the Offering Jurisdictions, the applicable policy statements, notices, blanket rulings (including, for certainty, the WKSI Blanket Orders), orders and all other regulatory instruments of the securities regulators in each of the Offering Jurisdictions, and the rules and policies of the Exchange;
“Base Shelf Prospectus” means the English and French language versions (unless the context indicates otherwise) of the (final) short form base shelf prospectus of the Corporation dated June 10, 2025, including all of the Documents Incorporated by Reference;
“Boumadine Mineral Rights” has the meaning ascribed to such term in Section 9.1(r);
“Boumadine Project” means the Corporation’s polymetallic deposit located in the anti-atlas mountains of Eastern Morocco, as more particularly described in the Corporation’s Information Record;
“Boumadine Technical Report” means the technical report entitled “Technical Report – Updated Mineral Resource Estimate of the Boumadine Polymetallic Project, Kingdom of Morocco” dated March 31, 2025, with an effective date of February 24, 2025, by P&E Mining Consultants Inc. (and other consultants);
“Business Day” means a day other than a Saturday, Sunday or statutory or banking holiday in the Province of Québec;
“CBCA” means the Canada Business Corporations Act;
“CDS” means CDS Clearing and Depository Services Inc.;
“CFPOA Legislation” means all applicable foreign corrupt practice laws, including the Corruption of Foreign Public Officials Act (Canada);
“Claims” has the meaning ascribed to such term in Section 15.1;
“Closing” means the closing of the Offering;

“Closing Date” means the date on which the Closing shall occur, being June 18, 2025, or such other day as the Corporation and the Underwriters may determine;
“Closing Time” means 8:00 a.m. (Eastern Time) on the Closing Date or such other time of the Closing Date as the Corporation and the Underwriters may determine;
“Co-Lead Underwriters” has the meaning ascribed to such term on the face page of this Agreement;
“Common Shares” means the common shares in the capital of the Corporation, as currently constituted;
“Continuing Underwriters” has the meaning ascribed to such term in Section 18.2;
“Contract” means any written or oral agreement, indenture, contract, lease, sublease, deed of trust, licence, option, or other legally enforceable obligation of or in favour of the applicable Person;
“Corporation” has the meaning ascribed to such term on the face page of this Agreement;
“Corporation’s Auditors” means KPMG LLP;
“Corporation’s Counsel” means Norton Rose Fulbright Canada LLP;
“Corporation’s Information Record” means any statement contained in any press release, material change report, financial statement, annual information form, annual or interim report, proxy circular or other document of the Corporation which has been filed on SEDAR+;
“Defaulted Securities” has the meaning ascribed to such term in Section 18.2;
“distribution” means distribution or distribution to the public, as the case may be, for the purposes of the Applicable Securities Laws;
“Documents Incorporated by Reference” means all financial statements, management’s discussion and analysis, management information circulars, annual information forms, material change reports, marketing materials or other documents issued by the Corporation, whether before or after the date of this Agreement, that are incorporated by reference, or deemed to be incorporated by reference, into the Offering Documents;
“Employee Plans” has the meaning ascribed to such term in Section 9.1(zz);
“Environmental Laws” has the meaning ascribed to such term in Section 9.1(x)(i);
“Environmental Permits” has the meaning ascribed to such term in Section 9.1(x)(ii);
“Exchange” means the Toronto Stock Exchange;
“Financial Information” means collectively, the Annual Financial Information and the Interim Financial Information;

“Government Official” means (i) any “foreign public official” (as such term is defined in the Corruption of Foreign Public Officials Act (Canada)), or (ii) or any foreign political party or official thereof or any candidate for foreign political office;
“Governmental Authority” means any (i) multinational, federal, provincial, state, municipal, local or other governmental or public department, court, commission, board, bureau, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the foregoing; (iii) any quasi-governmental, self-regulatory organization or private body exercising any regulatory, expropriation or taxing authority under or for the account of its members or any of the above (including the Exchange); or (iv) any arbitrator exercising jurisdiction over the affairs of the applicable Person, asset, obligation or other matter;
“Governmental Licenses” has the meaning ascribed to such term in Section 9.1(z);
“IFRS” has the meaning ascribed to such term in Section 9.1(j)(ii);
“including” means including without limitation and shall not be construed to limit any general statement which it follows to the specific or similar items or matters immediately following it;
“Indemnified Party” and “Indemnified Parties” have the meaning ascribed to such terms in Section 15.1;
“Intellectual Property” all domestic and foreign: (i) inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto and all patents, patent applications, patent disclosures and industrial designs, together with all re-issuances, continuations, continuations-in-part, revisions, extensions and re-examinations thereof, (ii) trademarks, service marks, trade dress, trading styles, logos, trade names and business names, together with all translations, adaptations, derivations and combinations thereof and including all goodwill associated therewith and all applications, registrations and renewals in connection therewith, (iii) copyrightable works, copyrights and applications, registrations and renewals in connection therewith, (iv) trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information and business and marketing plans and proposals), (v) computer systems, software, data and related documentation, (vi) other proprietary rights, (vii) right, title and interest as licensee or authorized user of any of the aforementioned intellectual property, and (viii) copies and tangible embodiments thereof in whatever form or medium whether now known or hereafter developed;
“Interim Financial Information” means the unaudited condensed interim consolidated financial statements of the Corporation for the three-month periods ended March 31, 2025 and 2024, including the notes thereto, and the accompanying management’s discussion and analysis of financial condition and results of operations;
“Issue Price” has the meaning ascribed to such term on the face page of this Agreement;
“Lien” means any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, encumbrance, easement, hypothec, pledge, title retention agreement, reservation of title, servitude, right of way, restrictive covenant, right of use or any matter capable of registration against title or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or the right to use or occupy property or assets;
“marketing materials” and “template version” shall have their respective meanings ascribed thereto in NI 41-101;
“Material Adverse Effect” means any materially adverse change in or effect on, or event, fact or state of being, including any fact, event, state of being or change that would result in the Prospectus and any Supplementary Material containing a Misrepresentation, which could reasonably be expected to have a materially adverse change in or effect on, the business, assets, properties, affairs, liabilities (absolute, accrued, contingent or otherwise), results of operations, prospects, capital or condition (financial or otherwise) of the Corporation or any Material Subsidiary;
“Material Change” has the meaning ascribed to such term in Regulation 51-102;
“Material Contracts” has the meaning ascribed to such term in Section 9.1(gg);
“Material Fact” means a material fact for the purposes of the Applicable Securities Laws or any of them or where undefined by Applicable Securities Laws of a jurisdiction means a fact that significantly affects, or would reasonably be expected to have a significant effect on, the market price or value of the Common Shares;
“Material Subsidiaries” means Aya Gold & Silver Maroc S.A., Zgounder Millenium Silver Mining S.A. and Boumadine Global Mining S.A.;
“Mineral Rights” has the meaning ascribed to such term in Section 9.1(r);
“Misrepresentation” means a misrepresentation as defined under the Applicable Securities Laws or any of them or, where undefined under the Applicable Securities Laws of a jurisdiction, means (i) an untrue statement of a Material Fact, or (ii) an omission to state a Material Fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made;
“Money Laundering Laws” has the meaning ascribed to such term in Section 9.1(oo);
“NEO” has the meaning given to it in Form 51-102F6 Statement of Executive Compensation;
“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements of the Canadian Securities Administrators;
“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators;
“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators;
“Offered Shares” has the meaning ascribed to such term on the face page of this Agreement;

“Offering” has the meaning ascribed to such term on the face page of this Agreement;
“Offering Documents” means, collectively, the Base Shelf Prospectus, the Prospectus Supplement, any amendments to such documents, any Supplementary Material or any marketing materials, and also includes, as applicable, the U.S. Placement Memorandum;
“Offering Jurisdictions” means the Qualifying Jurisdictions, the United States, and any other jurisdiction outside of Canada and the United States as may be agreed upon between the Corporation and the Co-Lead Underwriters;
“Passport Receipt” means a receipt issued by the AMF as principal regulator pursuant to the Passport System, and which also evidences the deemed receipt of the Securities Commissions of the Qualifying Jurisdictions (other than Québec), for the Base Shelf Prospectus;
“Passport System” means the passport system procedures provided for under National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions of the Canadian Securities Administrators;
“Person” means any individual (whether acting as an executor, trustee administrator, legal representative or otherwise), corporation, firm, partnership, sole proprietorship, syndicate, joint venture, trustee, trust, unincorporated organization or association, and pronouns have a similar extended meaning;
“Prospectus” means the English and French language versions (unless the context indicates otherwise) of the Base Shelf Prospectus, as supplemented by the Prospectus Supplement and any Supplementary Material, in each case including all of the Documents Incorporated by Reference;
“Prospectus Financial Information” means the sections of the Prospectus or Prospectus Supplement under the headings “Financial Information”, “Consolidated Capitalization” and “Earnings Coverage Ratios”;
“Prospectus Supplement” means the English and French language versions (unless the context indicates otherwise) of the shelf prospectus supplement dated the date hereof relating to the qualification in all of the Qualifying Jurisdictions of the distribution of the Offered Shares under the Applicable Securities Laws of the Qualifying Jurisdictions, including all of the Documents Incorporated by Reference;
“Qualified Institutional Buyer” has the meaning given to it in Schedule D to this Agreement;
“Qualifying Jurisdictions” means all of the Provinces of Canada;
“Refusing Underwriter” has the meaning ascribed to such term in Section 18.2;
“Regulation 43-101” means Regulation 43-101 respecting Standards of Disclosure for Mineral Projects;
“Securities Commissions” means, collectively, the securities commissions or similar regulatory authorities in the Offering Jurisdictions and “Securities Commissions” means all of them;

“SEDAR+” means the System for Electronic Data Analysis and Retrieval + of the Canadian Securities Administrators;
“Selling Firm” has the meaning ascribed to such term in Section 8.1;
“Selling Group” has the meaning ascribed to such term on the face page of this Agreement;
“Subsequent Disclosure Documents” means any annual and/or interim financial statements, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms, material change reports or other documents issued by the Corporation after the date of this Agreement that are required by Applicable Securities Laws of the Qualifying Jurisdictions to be incorporated by reference into the Prospectus;
“Subsidiaries” means, Aya Gold & Silver Maroc S.A., Zgounder Millenium Silver Mining S.A., Boumadine Global Mining S.A., Atlas Gold & Silver S.A.R.L., Kanosak (Barbados) Limited, Algold Resources Ltd., Algold Mauritania S.A.R.L., Société Tijirit Recherche et Exploration S.A.R.L. and Precious Metal Finance and Services Inc., but does not include any entities that were incorporated in the last 90 days;
“Supplementary Material” means the English and French language versions (unless the context indicates otherwise) of, collectively, any amendment to or amendment and restatement of the Base Shelf Prospectus and/or the Prospectus Supplement, and any further amendment, amendment and restatement or supplemental prospectus thereto or ancillary materials that may be filed by or on behalf of the Corporation under the Applicable Securities Laws of the Qualifying Jurisdictions relating to the distribution of the Offered Shares thereunder;
“Standard Listing Conditions” has the meaning ascribed to such term in Section 5.1(f);
“Tax Act” means the Income Tax Act (Canada), as amended, re-enacted or replaced from time to time;
“Technical Reports” means, collectively, the Zgounder Technical Report and the Boumadine Technical Report;
“Title Opinion” has the meaning ascribed to such term in Section 11.1(h);
“TMX Group” has the meaning ascribed to such term in Article 22;
“Underwriters” has the meaning ascribed to such term on the face page of this Agreement;
“Underwriters’ Counsel” means McCarthy Tétrault LLP;
“Underwriters’ Information” means the disclosure relating solely to the Underwriters provided to the Corporation by or on behalf of the Underwriters in writing for inclusion in any of the Offering Documents;
“Underwriting Fee” means the fee payable to the Underwriters as specified in Section 13.1 of this Agreement;

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;
“U.S. Affiliate” means the U.S. registered broker-dealer affiliate of an Underwriter;
“U.S. Placement Memorandum” has the meaning given to it in Schedule D to this Agreement;
“U.S. Securities Act” means the United States Securities Act of 1933, as amended;
“U.S. Securities Laws” means all applicable securities legislation in the United States, including the U.S. Securities Act, the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, and any applicable state securities laws;
“WKSI Blanket Orders” means CSA Staff Notice 44-306 – Blanket Orders Exempting Well-Known Seasoned Issuers from Certain Prospectus Requirements and Québec Décision no. 2021-PDG-0066 – Décision générale relative à une dispense de certaines obligations du régime de prospectus préalable au bénéfice d’émetteurs établis bien connus and the equivalent blanket orders adopted by the Securities Commissions in the other Qualifying Jurisdictions;
“WKSI Cover Letter” means the well-known seasoned issuer cover letter dated June 10, 2025 filed in compliance with the WKSI Blanket Orders;
“Zgounder Mineral Rights” has the meaning ascribed to such term in Section 9.1(r);
“Zgounder Project” means the Corporation’s silver mine project located in the central Anti-Atlas Mountains in the Taroudant Province, Morocco, as more particularly described in the Corporation’s Information Record; and
“Zgounder Technical Report” means the technical report entitled “NI 43-101 Technical Report, Feasibility Study Zgounder Expansion Project, Kingdom of Morocco” dated March 31, 2022, and amended on June 16, 2022, with an effective date of December 13, 2021, by P&E Mining Consultants Inc. (and other consultants).
1.2The division of this Agreement into sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.
1.3Unless otherwise expressly provided in this Agreement, words importing only the singular number include the plural and vice versa and words importing gender include all genders. References to “paragraph” and “Section” (unless otherwise indicated) are to the appropriate paragraphs and Sections of this Agreement. Unless the context otherwise requires, any reference to a statute shall be deemed to include regulations made pursuant thereto, all amendments in force from time to time and any statute or regulation that may be passed that has the effect of supplementing or superseding the statute or regulation referred to.
1.4Any action or payment required or permitted to be taken or made hereunder on a day which is not a Business Day shall or may be, as the case may be, taken or made on the next succeeding Business Day, except when otherwise prescribed by Applicable

Securities Laws or rules and policies of the Exchange, with the same force and effect as if taken or made within the period for the taking or making of such action.
1.5All amounts expressed herein in terms of money refer to lawful currency of Canada and all payments to be made hereunder shall be made in such currency.
1.6In this Agreement, a reference to “knowledge” of the Corporation means to the best of the knowledge of the senior officers of the Corporation, in each case having made due inquiry.
1.7Any reference in this Agreement to “Tax Act” includes, for purposes of Québec income taxation, a reference to the equivalent term, if any, defined under the Taxation Act (Québec) as the same may be amended from time to time. Any reference in this Agreement to a filing or similar requirement imposed under the Tax Act includes, for purposes of Québec income taxation, a reference to the equivalent filing or similar requirement, where applicable, under the Taxation Act (Québec) as the same may be amended from time to time.
1.8The following are the schedules attached to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule A	-	DETAILS OF THE MINERAL RIGHTS

Schedule B	-	INTERESTS IN MATERIAL SUBSIDIARIES

Schedule C	-	FORM OF LOCK-UP AGREEMENT

Schedule D	-	COMPLIANCE WITH UNITED STATES SECURITIES LAWS
ARTICLE 2
PURCHASE, SALE AND DISTRIBUTION
2.1Each purchaser who is resident in a Qualifying Jurisdiction shall purchase the Offered Shares pursuant to the Prospectus. Each other purchaser not resident in a Qualifying Jurisdiction, or located outside of a Qualifying Jurisdiction, shall purchase Offered Shares, which have been qualified by the Prospectus in Canada, only on a private placement basis under the applicable securities laws of the jurisdiction in which the purchaser is resident or located, in accordance with such procedures as the Corporation and the Underwriters may mutually agree, acting reasonably, in order to fully comply with Applicable Laws and the terms of this Agreement (including Schedule D to this Agreement).
2.2The Corporation hereby agrees to comply with all Applicable Securities Laws on a timely basis in connection with the distribution of the Offered Shares and the Corporation shall execute and file with the Securities Commissions all forms, notices and certificates relating to the Offering required to be filed pursuant to Applicable Securities Laws in the Qualifying Jurisdictions within the time required, and in the form prescribed, by Applicable Securities Laws in the Qualifying Jurisdictions.

2.3The Corporation also agrees to file within the periods stipulated under Applicable Laws outside of Canada and at the Corporation’s expense all private placement forms required to be filed by the Corporation in connection with the Offering and pay all filing fees required to be paid in connection therewith so that the distribution of the Offered Shares outside of Canada may lawfully occur without the necessity of filing a prospectus or any similar document under the Applicable Laws outside of Canada.
2.4The Underwriters agree to offer the Offered Shares for sale only in the Offering Jurisdictions and to offer and sell the Offered Shares to purchasers in the United States only in compliance with Schedule D attached hereto, and, subject to the consent of the Corporation (acting reasonably), in such jurisdictions outside of the Qualifying Jurisdictions and the United States where permitted by and in accordance with Applicable Securities Laws and the applicable securities laws of such other jurisdictions, and provided that in the case of jurisdictions other than the Qualifying Jurisdictions, the Corporation shall not be required to become registered or file a prospectus or registration statement or similar document in such jurisdictions and the Corporation will not be subject to any continuous disclosure requirements in such jurisdictions.
ARTICLE 3
COVENANTS OF THE CORPORATION
3.1The Corporation hereby covenants to the Underwriters, and acknowledges that each of them is relying on such covenants in connection with the issuance and sale of the Offered Shares pursuant to the Offering, as follows:
(a)will advise the Underwriters in writing, promptly after receiving notice thereof, of the time when the Prospectus Supplement and any Supplementary Material has been filed and will provide evidence satisfactory to the Underwriters of each such filing;
(b)will advise the Underwriters in writing, promptly after receiving notice or obtaining knowledge of: (i) the issuance by any Securities Commission of any order suspending or preventing the use of the Prospectus or any Supplementary Material or suspending or seeking to suspend the trading or distribution of the Offered Shares; (ii) the suspension of the qualification of the Offered Shares for offering or sale in any of the Qualifying Jurisdictions; (iii) the institution, threatening or contemplation of any proceeding for any such purposes; or (iv) any requests made by any Securities Commission for amending or supplementing the Prospectus or any Supplementary Material or for additional information, and will use its commercially reasonable efforts to prevent the issuance of any order or any suspension respectively referred to in (i) or (ii) above and, if any such order is issued, to obtain the withdrawal thereof promptly or if any such suspension occurs, to promptly remedy such suspension in accordance with this Agreement;
(c)will use its commercially reasonable efforts to remain, and to cause each of the Material Subsidiaries to remain a corporation in good standing, and to be duly licensed, registered or qualified as an extra-provincial or foreign corporation or entity in all jurisdictions where the character of its properties owned or leased or the nature of the activities conducted by it make such licensing, registration or qualification necessary and to carry on its business in the ordinary course and in compliance in all material respects with all Applicable Laws of each such jurisdiction, provided that the Corporation shall not be required to comply with this Section 3.1(c), following the completion of a merger, amalgamation, arrangement, business combination or take-over bid pursuant to which the Corporation ceases to be a “distributing corporation” (within the meaning of the CBCA);
(d)will use its commercially reasonable efforts to maintain its status as a “reporting issuer” (or the equivalent thereof) not in default of the requirements of the Applicable Securities Laws of each of the Qualifying Jurisdictions which have such a concept and will comply with all of its obligations under Applicable Securities Laws for a period of 24 months following the Closing Date, provided that the Corporation shall not be required to comply with this Section 3.1(d) following the completion of a merger, amalgamation, arrangement, business combination or take-over bid pursuant to which the Corporation ceases to be a “distributing corporation” (within the meaning of the CBCA);
(e)will use its commercially reasonable efforts (including, without limitation, making application to the Securities Commissions of each Qualifying Jurisdiction for all consents, orders and approvals necessary) to maintain the listing of the Common Shares on the Exchange or such other recognized stock exchange or quotation system as Co-Lead Underwriters, on behalf of the Underwriters, may approve, acting reasonably, for a period of 24 months following the Closing Date, provided that the Corporation shall not be required to comply with this Section 3.1(e) following the completion of a merger, amalgamation, arrangement, business combination or take-over bid pursuant to which the Corporation ceases to be a “distributing corporation” (within the meaning of the CBCA);
(f)will ensure that the Offered Shares are, when issued, listed and posted for trading on the Exchange upon their date of issuance;
(g)will apply the net proceeds from the issue and sale of the Offered Shares in accordance with the disclosure set out under the heading “Use of Proceeds” in the Prospectus Supplement;
(h)will deliver to the Underwriters, as soon as practicable after the Prospectus Supplement and any Supplementary Material are prepared, the U.S. Placement Memorandum, incorporating the Prospectus or Supplementary Material, as the case may be, prepared for use in connection with the offer and sale of the Offered Shares to purchasers in the United States in compliance with the provisions of Schedule D;
(i)prior to the earlier of: (i) the Option Closing Date pursuant to which the Over-Allotment Option has been exercised in full; or (ii) the expiry of the Over-Allotment Option, will promptly do, make, execute, deliver or cause to be done, made, executed or delivered, all such acts, documents and things as the Underwriters may reasonably require from time to time for the purpose of giving effect to the Offering and take all such steps as may be reasonably required within its power to implement to the full extent the provisions, and to satisfy the conditions, of this Agreement as it relates to the sale and issuance of Offered Shares;
(j)will on or before the time of filing the Prospectus Supplement provide to the Underwriters a copy of the conditional listing approval of the Offered Shares on the Exchange;
(k)will forthwith notify the Underwriters of any breach of any covenant of this Agreement or any Ancillary Documents by the Corporation, or upon the Corporation becoming aware that any representation or warranty of the Corporation contained in this Agreement or any Ancillary Document was untrue or inaccurate in any material respect at the time such representation or warranty was made;
(l)will not, at any time prior to the Closing, halt the trading of the Common Shares on the Exchange without the prior written consent of the Co-Lead Underwriters;
(m)will not, directly or indirectly, without the prior written consent of the Co-Lead Underwriters, on behalf of the Underwriters, not to be unreasonably withheld or delayed, for a period beginning at Closing and ending 90 days after the Closing Date, (i) offer, issue, sell, grant any option, right or warrant to purchase, or otherwise transfer, dispose or monetize of any Common Shares or other securities of the Corporation convertible into or exercisable or exchangeable for Common Shares, or announce any intention to do any of the foregoing, in a public offering, by way of private placement or otherwise, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares, whether any such transaction is to be settled by delivery of Common Shares, other securities, cash or otherwise, in any case other than: (A) the grant of options or other securities in the normal course pursuant to any share-based incentive plan, compensation arrangements or purchase plans of the Corporation currently existing on the Closing Date; (B) the issue of securities upon the conversion, exercise or exchange of convertible, exercisable or exchangeable securities of the Corporation existing on the Closing Date or upon the exercise or settlement, as applicable, of options or other securities subsequently granted by the Corporation; or (C) Offered Shares issuable pursuant to this Agreement;
(n)will use commercially reasonable efforts to cause the directors and officers of the Corporation to deliver at the Closing Time on the Closing Date, or, as applicable, the Option Closing Date, the agreements contemplated by Section 11.1(m); and
(o)prior to the earlier of: (i) the Option Closing Date pursuant to which the Over-Allotment Option has been exercised in full; or (ii) the expiry of the Over-Allotment Option, will make available management of the Corporation for meetings with investors as scheduled upon agreement between the Corporation and the Co-Lead Underwriters, acting reasonably.

ARTICLE 4
FILING OF PROSPECTUS
4.1The Corporation has prepared and filed the Base Shelf Prospectus with the Securities Commission and has obtained a Passport Receipt for the Base Shelf Prospectus.
4.2The Corporation shall, not later than 11:59 p.m. (Montréal time) on the date hereof, have prepared and filed the Prospectus Supplement (in both the English and French languages) and other required documents with the Securities Commissions under the Applicable Securities Laws, and by such date the Corporation will have taken all other steps and proceedings that may be necessary in order to qualify the Offered Shares for distribution in each of the Qualifying Jurisdictions.
4.3During the period of distribution of the Offered Shares, the Corporation will promptly take, or cause to be taken, any additional steps and proceedings that may from time to time be required under the Applicable Securities Laws, or be requested by the Co-Lead Underwriters, acting reasonably, on behalf of the Underwriters, to continue to qualify the distribution of the Offered Shares.
4.4Prior to the filing of the Prospectus Supplement and thereafter, during the period of distribution of the Offered Shares, including prior to the filing of any Supplementary Material, the Corporation shall have allowed the Underwriters to review and comment on such documents and shall have allowed the Underwriters to conduct all due diligence investigations (including through the conduct of oral due diligence sessions at which management of the Corporation, the Corporation’s Auditors, the Corporation’s Counsel and other applicable experts will attend) which they may reasonably require in order to fulfill their obligations as underwriters in order to enable them to execute the certificate required to be executed by them at the end of the Offering Documents. Without limiting the scope of the due diligence inquiry the Underwriters (or their counsel) may conduct, the Corporation shall use its best efforts to make available its directors, senior management, Corporation’s Auditors and the Corporation’s Counsel to answer any questions which the Underwriters may have and to participate in one or more due diligence sessions to be held prior to filing of each of the Prospectus Supplement and any Supplementary Material.
ARTICLE 5
DELIVERIES ON FILING AND RELATED MATTERS
5.1The Corporation shall deliver, or cause to be delivered, to each of the Underwriters:
(a)concurrently with the filing of thereof, a copy of the Prospectus Supplement (in both the English and French language) signed as required by Applicable Securities Laws;
(b)concurrently with the filing thereof, a copy of any Supplementary Material (in both the English and French language) required to be filed by the Corporation in compliance with Applicable Securities Laws;

(c)concurrently with the filing of each of the Prospectus Supplement and any Supplementary Material:
(i)an opinion of counsel to the Corporation in Québec, dated the date of the Prospectus Supplement or Supplementary Material, as applicable, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters, to the effect that the French language version of the Prospectus Supplement or the Supplementary Material (including, for greater certainty, the Documents Incorporated by Reference therein), as applicable, except for (i) the Interim Financial Information, (ii) the Corporation’s annual information form dated March 31, 2025 for the fiscal year ended December 31, 2024 (the “AIF”), (iii) the Corporation’s management information circular dated May 12, 2025 for the annual general meeting of shareholders to be held on June 20, 2025 (the “Circular”), (iv) the Prospectus Financial Information and (v) the Annual Financial Information, is in all material respects complete and adequate translations of the English language versions thereof and that the said versions are not susceptible of any materially different interpretation with respect to any material matter contained therein;
(ii)an opinion from Alexa Translations, only with respect to (i) the Interim Financial Information, (ii) the AIF, and (iii) the Circular translated by it, dated the date of the Prospectus Supplement or Supplementary Material, as applicable, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters, to the effect that the French language version of each of the Interim Financial Information, the AIF and the Circular, as the case may be, is in all material respects, a complete and proper translation of the English language version thereof (or wording having similar effect);
(iii)an opinion from the Corporation’s Auditors only with respect to the Prospectus Financial Information and the Annual Financial Information translated by it, dated the date of the Prospectus Supplement or Supplementary Material, as applicable, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters, to the effect that the French language version of each of the Prospectus Financial Information and the Annual Financial Information, as the case may be, is in all material respects, a complete and proper translation of the English language version thereof (or wording having similar effect);
(d)concurrently with the filing of the Prospectus Supplement with the Securities Commissions, one or more “long form” comfort letter dated the date of the Prospectus Supplement, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors of the Corporation from the Corporation’s Auditors with respect to the Interim Financial Statements and the Annual Financial Information and other financial and accounting information relating to the Corporation, which letter shall be based on a review by the Corporation’s Auditors within a cut-off date and based on a review of not more than two Business Days prior to the date of the letter, which letter shall be in addition to any auditors’ comfort and consent letters addressed to the Securities Commissions in the Qualifying Jurisdictions;
(e)as soon as possible after the Prospectus Supplement and any Supplementary Material are prepared, copies of the U.S. Placement Memorandum, if applicable;
(f)prior to the filing of the Prospectus Supplement with the Securities Commissions, copies of correspondence demonstrating that the listing and posting for trading on the Exchange of the Offered Shares have been approved subject only to the satisfaction by the Corporation of such customary and standard conditions imposed by the Exchange in similar circumstances and set forth in a letter of the Exchange addressed to the Corporation (the “Standard Listing Conditions”); and
(g)copies of all other documents resulting or related to the Corporation taking all other steps and proceedings that may be necessary in order to qualify the Offered Shares for distribution in each of the Qualifying Jurisdictions by the Underwriters and other persons who are registered in a category permitting them to distribute the Offered Shares under Applicable Securities Laws and who comply with such Applicable Securities Laws.
5.2Supplementary Material
If applicable, the Corporation shall also prepare and deliver promptly to the Underwriters signed copies of all Supplementary Material. Concurrently with the delivery of any Supplementary Material or the incorporation or deemed incorporation by reference in the Base Shelf Prospectus or the Prospectus Supplement, as the case may be, of any Subsequent Disclosure Document, the Corporation shall deliver to the Underwriters, with respect to such Supplementary Material or Subsequent Disclosure Document, opinions substantially similar to the opinions referred to in Section 5.1(c) and a comfort letter from the Corporation’s Auditors, substantially similar to the letter referred to in Section 5.1(d).
5.3Representations as to Prospectus and Supplementary Material
Each delivery to any Underwriter of any Offering Document by the Corporation shall constitute the representation and warranty of the Corporation to the Underwriters that:
(a)all information and statements (except for the Underwriters’ Information) contained and incorporated by reference in such Offering Documents, are, at their respective dates and, if applicable, the respective dates of filing, of such Offering Documents, true and correct in all material respects and contain no misrepresentation and, on the respective dates of such Offering Documents, constitute full, true and plain disclosure of all material facts relating to the Corporation and the Material Subsidiaries and the Offered Shares as required by Applicable Securities Laws of the Qualifying Jurisdictions;
(b)no material fact or information (except for the Underwriters’ Information) has been omitted from any Offering Document which is required to be stated therein or is necessary to make the statements therein not misleading in the light of the circumstances in which they were made; and

(c)except with respect to the Underwriters’ Information, each of such Offering Documents complies with the requirements of the Applicable Securities Laws of the Qualifying Jurisdictions in all material respects.
Such deliveries shall also constitute the Corporation’s consent to the Underwriters’ and any Selling Firm’s use of the Offering Document in connection with the distribution of the Offered Shares in compliance with this Agreement.
5.4Delivery of Prospectus and Related Matters
(a)Delivery of the Prospectus Supplement and any Supplementary Material will be satisfied in accordance with the “access equals delivery” provisions contained in Part 6A of NI 44-102 and the Underwriters and the Corporation shall satisfy any request for electronic or paper copies of the Prospectus in accordance with the requirements of NI 44-102, without charge. The Corporation will comply with the requirements of Part 6A of NI 44-102 to enable delivery of the Prospectus Supplement and any Supplementary Material to be made through access thereto.
(b)If requested by the Underwriters, the Corporation will cause to be delivered to the Underwriters, at those delivery points as the Underwriters request, acting reasonably, as soon as possible and in any event no later than 12:00 noon (Montréal time) on the second Business Day following the day on which such request is received by the Corporation, and thereafter from time to time during the distribution of the Offered Shares, as many commercial copies of the Base Shelf Prospectus, the Prospectus Supplement, any Supplementary Materials and/or the U.S. Placement Memorandum, as applicable, as the Underwriters may request, acting reasonably. The Corporation providing access to the Prospectus Supplement and any Supplementary Material pursuant to Section 5.4(a) and any subsequent delivery of any of the Offering Documents pursuant to this Section 5.4(b) will have constituted or will constitute, as the case may be, consent of the Corporation to the use by the Underwriters and any Selling Firms of those documents in connection with the distribution of the Offered Shares in all of the Qualifying Jurisdictions and of the U.S. Placement Memorandum for the offer and sale of the Offered Shares to purchasers in the United States in compliance with the provisions of Schedule D.
5.5Press Releases
Neither the Corporation, nor the Underwriters or their U.S. Affiliates, shall make any public announcement in connection with the Offering, except if the other party has consented to such announcement or the announcement is required by Applicable Securities Laws. For greater certainty, during the period commencing on the date hereof and until completion of the distribution of the Offered Shares, the Corporation will promptly provide to the Underwriters drafts of any press releases of the Corporation for review and comment by the Underwriters and the Underwriters’ counsel prior to issuance, provided that any such review will be completed in a timely manner, and the Corporation will incorporate in such press releases all reasonable comments of the Underwriters. Any such press release shall contain substantially the following legend and comply with Rule 135e under the U.S. Securities Act: “NOT FOR DISTRIBUTION

TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.”
ARTICLE 6
MATERIAL CHANGE
6.1The Corporation shall promptly inform the Underwriters (and promptly confirm such notification in writing) during the period prior to the Underwriters notifying the Corporation of the completion of the distribution of the Offered Shares in accordance with Section 8.1 hereof of the full particulars of:
(a)any material change whether actual, anticipated, contemplated, or to knowledge of the Corporation, threatened or proposed, in the business, assets (including intangible assets), affairs, operations, prospects, liabilities (contingent or otherwise), capital, properties, condition (financial or otherwise) or results of operations of the Corporation and its Subsidiaries, on a consolidated basis;
(b)any material fact which has arisen or has been discovered that would have been required to have been stated in the Offering Documents had that fact arisen or been discovered on or prior to the date of any of the Offering Documents;
(c)any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained or incorporated by reference in the Offering Documents which, in any case, is, or may be, of such a nature as to render any of the Offering Documents untrue or misleading in any material respect or to result in any misrepresentation in any of the Offering Documents, including as a result of any of the Offering Documents containing or incorporating by reference therein an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary to make any statement therein not false or not misleading in the light of the circumstances in which it was made, or which could result in any of the Offering Documents not complying with the Applicable Securities Laws of any Qualifying Jurisdiction;
(d)any notice by any governmental, judicial or regulatory authority requesting any material information, or meeting or hearing, relating to the Corporation or the Offering; or
(e)any other event or state of affairs that would reasonably be expected to be relevant to the Underwriters’ in connection with their due diligence investigations in respect of the Offering.
6.2Subject to Section 6.4, the Corporation will prepare and file promptly (and, in any event, within the time prescribed by Applicable Securities Laws) any Supplementary Material which may be necessary under the Applicable Securities Laws, and the Corporation will prepare and file promptly at the request of the Underwriters any Supplementary Material which, in the opinion of the Underwriters, acting reasonably, may be necessary or advisable, and will otherwise comply with all legal requirements necessary, to continue to qualify the Offered Shares for distribution in each of the Qualifying Jurisdictions.

6.3During the period commencing on the date hereof until the Underwriters notify the Corporation of the completion of the distribution of the Offered Shares, the Corporation will promptly inform the Underwriters in writing of the full particulars of:
(a)any request of any Securities Commission for any amendment to any Offering Document or for any additional information in respect of the Offering or the Corporation;
(b)the receipt by the Corporation of any material communication, whether written or oral, from any Securities Commission, the Exchange or any other competent authority, relating to the Prospectus, the distribution of the Offered Shares or the Corporation;
(c)any notice or other correspondence received by the Corporation from any Governmental Authority and any requests from such bodies for information, a meeting or a hearing relating to the Corporation, any Subsidiary, the Offering, the issue and sale of the Offered Shares or any other event or state of affairs that could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; or
(d)the issuance by any Securities Commission, the Exchange or any other competent authority, including any other Governmental Authority, of any order to cease or suspend trading or distribution of any securities of the Corporation (including Offered Shares) or of the institution, threat of institution of any proceedings for that purpose or any notice of investigation that could potentially result in an order to cease or suspend trading or distribution of any securities of the Corporation (including Offered Shares).
6.4In addition to the provisions of Sections 6.1, 6.2 and 6.3 hereof, the Corporation shall in good faith discuss with the Underwriters any circumstance, change, event or fact contemplated in Sections 6.1, 6.2 or 6.3 which is of such a nature that there is or could be reasonable doubt as to whether notice should be given to the Underwriters under Sections 6.1, 6.2 or 6.3 hereof and shall consult with the Underwriters with respect to the form and content of any Supplementary Material proposed to be filed by the Corporation, it being understood and agreed that any such Supplementary Material shall not be filed with any Securities Commission prior to the review and approval thereof by the Underwriters and their counsel, acting reasonably.
ARTICLE 7
REGULATORY APPROVALS
7.1Prior to the filing of the Prospectus Supplement with the Securities Commissions, the Corporation shall file or cause to be filed with the Exchange all necessary documents and shall take or cause to be taken all necessary steps to ensure that the Corporation has obtained all necessary approvals for the Offered Shares to be conditionally listed on the Exchange subject only to the Standard Listing Conditions.
7.2The Corporation will make all necessary filings and obtain all necessary regulatory consents and approvals (if any), and the Corporation will pay all filing, exemption and other fees required to be paid in connection with the transactions contemplated in this Agreement.
ARTICLE 8
COVENANTS OF THE UNDERWRITERS
8.1The Underwriters shall, and shall require any investment dealer (other than the Underwriters) with which the Underwriters have a contractual relationship in respect of the distribution of the Offered Shares (each, a “Selling Firm”) to agree to, comply with the Applicable Securities Laws in connection with the distribution of the Offered Shares and shall offer the Offered Shares for sale to the public directly and through Selling Firms upon the terms and conditions set out in the Prospectus and this Agreement. The Underwriters shall, and shall require any Selling Firm to agree to, offer for sale to the public and sell the Offered Shares only in those jurisdictions where they may be lawfully offered for sale or sold and shall seek the prior consent of the Corporation, such consent not to be unreasonably withheld, regarding the jurisdictions other than the Qualifying Jurisdictions and the United States where the Offered Shares are to be offered and sold. The Underwriters shall: (a) use all commercially reasonable efforts to complete and cause each Selling Firm to complete the distribution of the Offered Shares as soon as reasonably practicable; and (b) as soon as practicable after the completion of the distribution of the Offered Shares, and in any event within 30 days after the later of the Closing Date or the last Option Closing Date, notify the Corporation thereof and provide the Corporation with a breakdown of the number of Offered Shares distributed in the Qualifying Jurisdictions.
8.2The Underwriters and any Selling Firm shall be entitled to offer and sell the Offered Shares to purchasers in the United States solely pursuant to an applicable exemption or exemptions from the registration requirements of the U.S. Securities Act and the registration or qualification requirements of applicable state securities laws, and in other jurisdictions in accordance with any applicable securities and other laws in the jurisdictions in which the Underwriters and/or Selling Firms offer the Offered Shares. Any offer or sale of the Offered Shares to purchasers in the United States will be made in accordance with Schedule D hereto. Notwithstanding the foregoing, an Underwriter will not be liable to the Corporation under this Agreement, including Schedule D hereto, with respect to a violation by another Underwriter, its U.S. Affiliate(s) or any Selling Firm not engaged by such Underwriter of the provisions of this Agreement, including Schedule D hereto, if the former Underwriter or its U.S. Affiliate, as applicable, is not itself also in violation.
8.3For the purposes of this Article 8, the Underwriters shall be entitled to assume that the Offered Shares are qualified for distribution in any Qualifying Jurisdiction where a Passport Receipt or similar document for the Base Shelf Prospectus shall have been obtained from or deemed issued by the applicable Securities Commission following the filing of the Base Shelf Prospectus, unless otherwise notified in writing by the Corporation.
8.4During the distribution of the Offered Shares, other than the Offering Documents, the press release announcing the Offering dated June 10, 2025, the press release announcing the upsize of the Offering dated June 11, 2025, the term sheet attached as

Schedule A to the letter agreement dated June 10, 2025 and the amended term sheet attached as Schedule A to the amended letter agreement dated June 11, 2025 (such letters collectively, the “Letter Agreement”) between the Corporation and Desjardins Securities Inc. (which term sheets the Corporation and the Underwriters agree are each a “standard term sheet” within the meaning of NI 41-101), the Underwriters shall not provide any potential investor with any materials or written communication in relation to the distribution of the Offered Shares. The Corporation, and the Underwriters, on a several basis, covenant and agree (a) not to provide any potential investor of Offered Shares with any marketing materials unless a template version of such marketing materials has been filed by the Corporation with the Securities Commissions on or before the day such marketing materials are first provided to any potential investor of Offered Shares, (b) not to provide any potential investor in the Qualifying Jurisdictions with any materials or information in relation to the distribution of the Offered Shares or the Corporation other than (i) such marketing materials that have been approved and filed in accordance with NI 44-101, (ii) the Base Shelf Prospectus, the Prospectus Supplement and any Supplementary Material, and (iii) any “standard term sheets” (within the meaning of Applicable Securities Laws) approved in writing by the Corporation and the Co-Lead Underwriters on behalf of the Underwriters, and (c) that any marketing materials approved and filed in accordance with NI 44-101 and any standard term sheets approved in writing by the Corporation and the Co-Lead Underwriters on behalf of the Underwriters, shall only be provided to potential investors in the Qualifying Jurisdictions.
8.5Notwithstanding the foregoing provisions of this Article 8, an Underwriter will not be liable to the Corporation under this Article 8 or Schedule D with respect to a default under this Article 8 or Schedule D by another Underwriter or another Underwriter’s U.S. Affiliate or any Selling Firm appointed by another Underwriter. However, each Underwriter shall be liable to the Corporation under this Article 8 or Schedule D with respect to any breach by it, its U.S. Affiliate or any Selling Firm appointed by it of this Article 8 or of the selling restrictions set forth in Schedule D.
ARTICLE 9
REPRESENTATIONS AND WARRANTIES OF THE CORPORATION
9.1The Corporation represents and warrants to the Underwriters and acknowledges that the Underwriters are relying upon such representations and warranties, as follows:
(a)Good Standing of the Corporation. The Corporation has been duly incorporated and is validly existing under the Canada Business Corporations Act and is current and up to date with all filings required to be made by it, and has all requisite corporate power and authority to carry on its business as currently conducted, and to own, lease and operate its properties and assets and to carry out the transactions contemplated by this Agreement and the Ancillary Documents and carrying out the obligations hereunder and thereunder. The Corporation is duly qualified or authorized to transact business and is in good standing (in respect of the filing of annual returns where required or other information filings under applicable corporations information legislation) in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business.

(b)Good Standing of the Subsidiaries. Each of the Subsidiaries has been duly incorporated and is validly existing under the laws of its jurisdiction of incorporation and has all requisite corporate power, capacity and authority to own, lease and operate, as applicable, its properties, permits and assets and conduct its business as currently conducted, and each of the Material Subsidiaries is current with all material filings required to be made under its jurisdiction of incorporation and all other jurisdictions in which it exists or carries on any material business.
(c)Ownership of Subsidiaries. Other than the Material Subsidiaries, the Corporation has no material subsidiaries. Other than the Subsidiaries, the Corporation does not own or control any equity securities in any other entity. The Corporation beneficially owns, directly or indirectly, the percentages indicated in Schedule B hereto of the issued and outstanding shares in the capital of the Material Subsidiaries free and clear of all Liens of any kind whatsoever, all of such shares have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares (or the equivalent legal concept in another jurisdiction), and no Person has any right, agreement or option for the purchase from the Corporation of any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of the Material Subsidiaries or any other security convertible into or exchangeable for any such shares.
(d)Compliance with Laws. The Corporation and each of the Material Subsidiaries is conducting its business in compliance with all Applicable Laws of each jurisdiction in which its respective business is carried on, and the Corporation has not received a notice of non-compliance, or knows of, or has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, except where any failure to so comply or any non-compliance would not have a Material Adverse Effect, and the Corporation and each of the Material Subsidiaries is licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its property or carries on business to enable it to carry on its business as now conducted and its property and assets to be owned, leased and operated and all such licences, registrations and qualifications are valid, subsisting and in good standing, except where the failure of such licences, registrations or qualifications to be valid, subsisting or in good standing would not have a Material Adverse Effect.
(e)No Proceedings for Dissolution. No proceedings have been taken, instituted or, to the knowledge of the Corporation, are pending for the dissolution or liquidation of the Corporation or any of the Subsidiaries.
(f)Share Capital of the Corporation. The authorized share capital of the Corporation consists of an unlimited number of Common Shares. As of the date hereof (prior to giving effect to the Offering), 131,124,439 Common Shares are issued and outstanding (and such Common Shares have been issued as fully paid and non-assessable shares). As of the date hereof (prior to giving effect to the Offering), there are 9,569,451 stock options, 445,124 Deferred Share Units (DSU), and 1,194,473 Restricted Share Units (RSU) of the Corporation outstanding. Except for such options, DSUs and RSUs and the securities issuable in connection with the Offering, there is no right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the issue or allotment of any unissued securities of the Corporation or any other agreement or option, for the issue or allotment of any unissued securities of the Corporation or any other security convertible into or exchangeable for any securities of the Corporation or to require the Corporation to purchase, redeem or otherwise acquire any of the issued and outstanding securities of the Corporation.
(g)Authorization. The Corporation has full corporate power and authority to issue the Offered Shares. The Offered Shares, when issued, will have been duly and validly issued, as fully paid and non-assessable.
(h)Authorization of Documents, etc. This Agreement has been, and at the Closing Time each of the Ancillary Documents, and the transactions contemplated herein and therein, will have been, duly authorized, executed and delivered by the Corporation and, in each case, will be a legal, valid and binding obligation of, and be enforceable against, the Corporation in accordance with its terms. All corporate action required to be taken by the Corporation for the authorization, issuance, sale and delivery of the Offered Shares has been validly taken at the date hereof or will have been taken by the Closing Date.
(i)Non-Contravention. Neither the Corporation nor any Material Subsidiary is in violation of its constating documents. None of the Offering, the execution, delivery and performance of this Agreement or the Ancillary Documents or the consummation of the transactions contemplated herein and therein, including the issue of the Offered Shares, does or will:
(i)require the consent, approval, authorization, order or agreement of, or registration or qualification with, any Governmental Authority or other Person, except:
A.such as have been obtained, or
B.such as may be required under the Applicable Securities Laws and the policies of the Exchange and will be obtained prior to the Closing Date; or
(ii)conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of or Lien upon any of the consolidated properties or assets of the Corporation under any provision of:
A.the constating documents of the Corporation or the comparable organizational documents of any Material Subsidiary, or

B.subject to the filings and other matters referred to in the immediately following sentence:
(1)any Contract to which the Corporation or any Material Subsidiary is a party or by which any of their respective properties or assets are bound;
(2)any law applicable to the Corporation or any Material Subsidiary or any of their respective properties or assets; or
(3)any authorization held or obtained by the Corporation or any Material Subsidiary, other than any such conflicts, violations, defaults, rights, losses or Liens that would not, in any case of (i) or (ii) above, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(j)Financial Information. Other than as disclosed by the Corporation’s Information Record, including its MD&A and Financial Statements, regarding material weaknesses in its internal controls and other reporting weaknesses, the Financial Information incorporated by reference in the Prospectus:
(i)present fairly, in all material respects, the financial position of the Corporation and its subsidiaries on a consolidated basis and the financial position, statements of income (loss) and comprehensive income (loss), changes in equity and statements of cash flows of the Corporation and its subsidiaries on a consolidated basis for the periods specified in such Financial Information;
(ii)have been prepared in conformity with International Financial Reporting Standards applicable in Canada (“IFRS”) applied on a consistent basis throughout the periods involved, or as noted therein; and
(iii)does not contain any untrue statement of a Material Fact or omit to state a Material Fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to any period covered by the Financial Information.
(k)Off-Balance Sheet. There are no off-balance sheet transactions, arrangements, obligations or liabilities of the Corporation or its Subsidiaries whether direct, indirect, absolute, contingent or otherwise which are required to be disclosed and are not disclosed or reflected in the Financial Information.
(l)Accounting Policies. There has been no change in accounting policies or practices of the Corporation or its Subsidiaries since December 31, 2024, other than as required by IFRS and as disclosed in the Financial Information.
(m)Liabilities. To the Corporation’s knowledge, neither the Corporation nor any of the Subsidiaries has any liabilities, obligations, indebtedness or commitments,

whether accrued, absolute, contingent or otherwise, which are not adequately disclosed or referred to in the Financial Information, other than liabilities, obligations or indebtedness or commitments incurred after the last period covered by the Financial Information in the normal course of business and which would not reasonably be expected to have a Material Adverse Effect.
(n)Independent Auditors. The Corporation’s Auditors are independent with respect to the Corporation within the meaning of Applicable Securities Laws. There has never been any reportable event (within the meaning of Regulation 51-102) with the current auditors of the Corporation.
(o)Accounting Controls. Other than as disclosed by the Corporation Information Record, including its MD&A and Financial Statements, regarding material weaknesses in its internal controls and other reporting weaknesses, the Corporation and each of the Material Subsidiaries maintains, and will maintain, a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are completed in accordance with the general or a specific authorization of management or directors of the Corporation, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to assets is permitted only in accordance with the general or a specific authorization of management or directors of the Corporation, (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences, and (v) regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation’s assets that could have a material effect on its financial statements or interim financial statements.
(p)Material Projects. The Zgounder Project and the Boumadine Project are the only mineral properties or mineral assets which the Corporation considers material to the business of the Corporation and the Subsidiaries, as applicable.
(q)Material Assets. The Corporation or the Material Subsidiaries, as applicable, are, the absolute legal and beneficial owner of, and has good and marketable right, title and interest in and to the assets of the Corporation and the Material Subsidiaries reflected in the Prospectus (including the Zgounder Mineral Rights and the Boumadine Mineral Rights), free and clear of all Liens (except as otherwise adequately disclosed in the Prospectus). The Corporation’s ownership interest in the Zgounder Mineral Rights and the Boumadine Mineral Rights is as set forth in the Title Opinion. Any and all Contracts pursuant to which the Corporation or any Subsidiary holds material assets or is entitled to the use of or acquire ownership of material assets (whether directly or indirectly) (including in respect of the Zgounder Project and the Boumadine Project, subject to the qualifications to be provided in the Title Opinion) are valid and subsisting agreements in full force and effect, enforceable in accordance with their respective terms, and there is currently no material default of any of the provisions of any such agreements nor has any such default been alleged, and the Corporation, after making due enquiries, is not aware of any disputes with respect thereto and such assets are in good standing under the Applicable Laws of the jurisdictions in which they are situated, and all leases, licences, concessions, mineral rights and claims pursuant to which the Corporation and the Material Subsidiaries derive their interests (whether legal or beneficial) in such material assets are in good standing (subject to the qualifications to be provided in the Title Opinion) and there has been no material default under any such leases, licences, concessions, mineral rights or claims and all taxes required to be paid with respect to such assets to the date hereof have been paid.
(r)Mineral Rights. The mining claims, concessions, licenses, leases or other instruments or agreements granting all legal rights to act as owners in respect of the Zgounder Project (the “Zgounder Mineral Rights”) and the Boumadine Mineral Rights (the “Boumadine Mineral Rights” and collectively with the Zgounder Mineral Rights, the “Mineral Rights”) are set forth on Schedule A, which schedule is a complete and accurate list of all such rights held (directly or indirectly) by the Corporation. All such Mineral Rights are validly held (directly or indirectly) by the Corporation, subject to the qualifications to be set out in the Title Opinion. Such Mineral Rights are free and clear of any material Liens and no material royalty is payable in respect of any of them, except as described in Schedule A. Except as adequately disclosed in the Prospectus, no other mineral or property rights are necessary for the conduct of the Corporation’s or any Material Subsidiary’s business as presently conducted and as contemplated in the Prospectus; and there are no material restrictions on the ability of the Corporation or any Material Subsidiary to use, access, transfer or otherwise explore, develop or exploit any such mineral or property rights except as required by Applicable Law and as adequately disclosed in the Prospectus. Except as adequately disclosed in the Prospectus, and except in respect of permits to be obtained in the ordinary course that are reasonably expected to be received by the Corporation or a Material Subsidiary in a timely fashion, the Corporation and the Material Subsidiaries beneficially and legally own the Mineral Rights necessary to carry on the current and proposed exploration, development and exploitation activities. In respect of all such Mineral Rights:
(i)neither the Corporation nor any Material Subsidiary has received or has knowledge of there having been issued any notice of default of any of the terms or provisions of the Mineral Rights;
(ii)the execution, delivery and performance of this Agreement and the Ancillary Documents by the Corporation, and the consummation of the transactions contemplated herein, will not cause a default or termination, or give rise to the right of termination, or rights of first refusal or other pre-emptive rights under any of the Mineral Rights;
(iii)all permits, leases, concessions, licenses and mining rights or claims payments, rentals, taxes, rates, assessments, renewal fees and other governmental charges owing in respect of the Mineral Rights have, in all material respects, been paid in full up to the date of this Agreement;
(iv)the Mineral Rights are in good standing in all material respects with respect to the performance of all material obligations required under

Applicable Law (including the performance of all required exploration and exploitation work, the performance of all minimum assessment work and the timely filing of any reports, applications and further documents) and the condition of any related surface rights is in compliance with all Applicable Laws and all orders of all Governmental Authorities having jurisdiction, including in respect of any Environmental Laws; and
(v)there is no actual or, to the knowledge of the Corporation, threatened adverse claim against, or challenge to, the ownership of, or title to, the Mineral Rights.
(s)Technical Information. The Corporation is in material compliance with the provisions of Regulation 43-101, has filed all technical reports as required thereby for each mineral project on a property material to the Corporation, and the current Technical Reports have been prepared in material compliance with the requirements thereof. The technical information set forth in the Prospectus, including relating to the estimates by the Corporation of mineral resources and mineral reserves, has been reviewed and approved by “qualified persons” (as defined in Regulation 43-101) and, in all cases, the resource information has been prepared in accordance with Canadian industry standards set forth in Regulation 43-101, and the information upon which the estimates of resources and reserves were based was, at the time of delivery thereof, complete and accurate in all material respects and there have been no material adverse changes to such information since the date of delivery or preparation thereof. The Technical Reports are the only “current” technical report of the Corporation in respect of the Zgounder Project and the Boumadine Project for the purposes of Regulation 43-101 and no material information was withheld from the authors thereof for the purposes of preparing the Technical Reports and, to the knowledge of the Corporation, all information provided to such authors for such purposes is true and accurate and not misleading and was given in good faith. All statements of fact relating to the Corporation and the Subsidiaries and their respective activities contained in the Technical Reports are true and accurate in all material respects as of the respective dates thereof and no such fact has been omitted therefrom (or information withheld) the omission of which would make any statement of fact therein misleading. To the knowledge of the Corporation, there have been no material changes to such information since the date of delivery or preparation thereof, except as adequately disclosed in the Prospectus.
(t)Scientific and Technical Projections. To the knowledge of the Corporation, the projected capital and operating costs and projected production and operating results relating to the Zgounder Project and the Boumadine Project, as summarized in the Prospectus, are reasonable in all material respects subject to the risks and uncertainties stated therein.
(u)No Asset Impairment. The Corporation has undertaken an asset analysis in respect of the Zgounder Project and the Boumadine Project, including all estimates of the mineral resources and mineral reserves reported thereon and has not found any material asset impairment and does not anticipate making any write downs in respect of the Zgounder Project or the Boumadine Project, or any parts thereof.
(v)Exploration and Development Activities. All assessments or other work required to be performed within the areas covered by the Zgounder Project and the Boumadine Project or any other properties in which the Corporation has a direct or indirect economic interest in order to maintain the Corporation’s and the Material Subsidiaries’ interests therein have been performed to date and the Corporation and the Material Subsidiaries have complied in all material respects with all Applicable Laws in this regard, as well as with regard to legal, contractual obligations to third parties in this regard except for any non-compliance that could not, either individually or in the aggregate, have a Material Adverse Effect.
(w)No Restrictions on Mining Activities. There are no restrictions imposed by any Applicable Law or by agreement which materially conflict with the proposed exploration, development and production of the Zgounder Project and the Boumadine Project.
(x)Environmental Laws.
(i)Neither the Corporation nor any Material Subsidiary is or has been in material breach of any applicable federal, provincial, state, municipal and local laws, statutes, ordinances, by-laws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign, including laws, ordinances, regulations or orders, relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substances (the “Environmental Laws”);
(ii)All material licences, permits, approvals, consents, certificates, registrations and other authorizations under all applicable Environmental Laws (the “Environmental Permits”) necessary as at the date hereof for the operation of the business currently carried on by the Corporation and the Material Subsidiaries have been obtained or have been applied for and the Corporation expects any additional Environmental Permits that are required to carry out the planned business activities to be obtained in the ordinary course and in accordance with the timing as disclosed in the Corporation’s Information Record and subject to the risks and uncertainties stated therein, and each Environmental Permit is valid, subsisting and in good standing and there are no material defaults or breaches of any Environmental Permits and no proceeding has been threatened, or to the knowledge of the Corporation, is pending to revoke or limit any Environmental Permit.
(iii)There has not been any breach of Environmental Laws and Environmental Permits, on any property or facility owned or leased or previously owned or leased, to generate, manufacture, process,

distribute, use, treat, store, dispose of, transport or handle any hazardous substance, and no conditions exist at, on or under any property now or previously owned, operated or leased which, with the passage of time, or the giving of notice or both, would give rise to liability under any Environmental Laws, individually or in the aggregate, that has or may reasonably be expected to have a Material Adverse Effect.
(iv)There have been no material claims, complaints, notices of, or prosecutions for an offence alleging, non-compliance with any Environmental Laws, and there have been no settlements of any allegation of non-compliance short of prosecution and there are no orders or directions relating to environmental matters including reclamation requiring any material work, repairs, construction or capital expenditures to be made or any notice of same.
(v)Except as ordinarily or customarily required by applicable permits, no notice has been received by the Corporation or its Material Subsidiaries, and to the knowledge of the Corporation, no notice has been issued alleging or stating that any party is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any law including any Environmental Laws.
(vi)There are no ongoing environmental liabilities, claims, or disputes related to any mining activities on premises in which the Corporation has a direct or indirect economic interest, including within the areas covered by the Mineral Rights.
(vii)There are no reclamation bonds related to the premises in which the Corporation has a direct or indirect economic interest, including within the areas covered by the Mineral Rights.
(viii)There are no material ongoing environmental audits, evaluations, assessments, studies or tests being conducted except for ongoing audits, evaluations, assessments, studies or tests being conducted in the ordinary course.
(y)Good Mining Practices. All mining related activities, exploration, discovery, development, reclamation and other actions and operations on premises in which the Corporation has a direct or indirect economic interest, including within the areas covered by the Mineral Rights, have been and are conducted by the Corporation and the Material Subsidiaries in all material respects in accordance with good mining, exploration and engineering practices and all Applicable Laws including material workers’ compensation and health and safety and workplace laws, mining laws, regulations and policies.
(z)Possession of Licenses and Permits. The Corporation and each Subsidiary possesses such permits, certificates, licenses, approvals, consents and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate federal, provincial, state, local or foreign, as applicable, Governmental Authorities necessary to own, lease, stake or maintain the mining rights and property claims and other property interests and to conduct the business now operated, including to conduct exploration, discovery, development and production at their various projects, except where the failure to possess such Governmental Licenses would not reasonably be expected to have a Material Adverse Effect. The Corporation and each Subsidiary is in compliance with the terms and conditions of all such Governmental Licenses. To the knowledge of the Corporation, all of the Governmental Licenses are valid and in full force and effect. Neither the Corporation nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses.
(aa)No Native or Local Claims. There are no material claims or actions with respect to native or local rights currently threatened or, to the knowledge of the Corporation, after due enquiry, pending with respect to the Zgounder Project or the Boumadine Project. The Corporation is not aware of any material land entitlement claims or native or local land claims having been asserted or any legal actions relating to native or community issues having been instituted with respect to the Zgounder Project or the Boumadine Project, and no material dispute in respect of the Zgounder Project or the Boumadine Project or any activities thereon with any local or native or local group exists or, to the knowledge of the Corporation, is threatened or imminent.
(bb)Community Relationships. There are no material complaints, issues, proceedings, or discussions, which are ongoing or anticipated which could have the effect of interfering, delaying or impairing the ability to explore, develop and operate the Zgounder Project or the Boumadine Project, and the Corporation and the Material Subsidiaries do not anticipate any material issues or liabilities to arise that would adversely affect the ability to explore, develop and operate the Zgounder Project or the Boumadine Project.
(cc)Government Relationships. All government relationships are mutually cooperative and, to the knowledge of the Corporation, there exists no condition or state of fact or circumstances in respect thereof, that would prevent the Corporation or the Material Subsidiaries from conducting its business and all activities in connection with the Zgounder Project or the Boumadine Project as currently conducted or proposed to be conducted and there exists no actual or, to the knowledge of the Corporation, threatened termination, limitation, modification or Material Change in the working relationship with any Governmental Authorities.
(dd)No Expropriation. No property in which the Corporation has a direct or indirect economic interest or any related mining claim, including the Mineral Rights, has been taken, revoked, condemned or expropriated by any Governmental Authority nor has any written notice or proceedings in respect thereof been given, or to the knowledge of the Corporation, been commenced, threatened or is pending, nor does the Corporation have any knowledge of the intent or proposal to give such notice or commence any such proceedings.

(ee)No Work Stoppage or Interruptions. To the knowledge of the Corporation, there has not been in the last three years and there are not currently any actions, proceedings, inquiries, disruptions, protests, blockades or initiatives by non-governmental organizations, activist groups or similar entities or Persons, that are ongoing or anticipated which could materially adversely affect the ability to explore, develop and operate the Zgounder Project or the Boumadine Project.
(ff)Material Contracts. All of the material Contracts of the Corporation and the Subsidiaries (collectively, the “Material Contracts”) have been adequately disclosed in the Corporation’s Information Record and if required under the Applicable Securities Laws have been filed at the Corporation’s profile on SEDAR+. Neither the Corporation nor any Subsidiary has received notification from any party claiming that the Corporation or any Subsidiary is in breach or default under any Material Contract.
(gg)Restrictions on Dividends or Business. There is not, in the constating documents, by-laws or in any Contract or other instrument or document to which the Corporation is a party, any restriction upon or impediment to, the declaration or payment of dividends by the directors of the Corporation or the payment of dividends by the Corporation to the holders of its Common Shares. No Material Subsidiary is currently prohibited, directly or indirectly, under any Contract or other instrument to which it is a party or is subject, from paying any dividends to the Corporation, from making any other distribution on such Material Subsidiary’s outstanding equity securities, from repaying to the Corporation any loans or advances to such Material Subsidiary from the Corporation or from transferring any of such Material Subsidiary’s properties or assets to the Corporation or any other Material Subsidiary. Neither the Corporation nor the Material Subsidiary is a party to or bound or affected by any Contract containing any covenant which expressly limits the freedom of the Corporation or any Material Subsidiary to compete in any line of business, transfer or move any of its assets or operations or which materially or adversely affects the consolidated business practices, operations or condition of the Corporation, except as adequately disclosed in the Corporation’s Information Record.
(hh)No Material Adverse Effect. Since December 31, 2024, (i) there has been no change in the consolidated condition (financial or otherwise), or in the consolidated properties, capital, affairs, prospects, operations, assets or liabilities of the Corporation, whether or not arising in the ordinary course of business, which would reasonably be expected to give rise to a Material Adverse Effect and except as adequately disclosed in the Corporation’s Information Record, and (ii) there have been no transactions entered into by the Corporation, other than those in the ordinary course of business, which are material with respect to the Corporation, except as adequately disclosed in the Corporation’s Information Record.

(ii)Absence of Changes. Since December 31, 2024, the Corporation and each Material Subsidiary has carried on business in the ordinary course and, except as adequately disclosed in the Prospectus, there has not been:
(i)any Material Change in the consolidated assets, liabilities or obligations (absolute, accrued, contingent or otherwise), business, business prospects, condition (financial or otherwise) or results of operations of the Corporation, other than those changes occurring in the ordinary course of business, none of which (either singly or taken together) has had or would have a Material Adverse Effect to the Corporation;
(ii)except as contemplated in this Agreement, any Material Change in the share capital or long-term debt of the Corporation;
(iii)any declaration, setting aside or payment of any dividend or other distribution with respect to any shares in the capital of the Corporation or any direct or indirect redemption, purchase or other acquisition of any shares; or
(iv)any change in accounting or tax practices followed by the Corporation.
(jj)Absence of Proceedings. To the Corporation’s knowledge, there is no action, suit, proceeding, inquiry or investigation before or brought by any court or other Governmental Authority, domestic or foreign, now pending or, to the knowledge of the Corporation, threatened against or affecting the Corporation or any Subsidiary, which has not been adequately disclosed in the Prospectus, or which if determined adversely would reasonably be expected to have a Material Adverse Effect, or which, if determined adversely, would reasonably be expected to materially adversely affect the consummation of the transactions contemplated in this Agreement or the performance by the Corporation of its obligations hereunder or under any of the Ancillary Documents.
(kk)Outstanding Judgements. There is no outstanding judgement, order, decree, arbitral award or decision of any court, tribunal or other Governmental Authority against the Corporation or any Material Subsidiary.
(ll)No Insolvency. Neither the Corporation nor any Subsidiary has committed an act of bankruptcy or sought protection from its creditors from any court or pursuant to any law, proposed a compromise or arrangement to its creditors generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to have itself declared bankrupt or wound up, as the case may be, taken any proceeding to have a receiver appointed of any part of its assets, had any encumbrancer or receiver take possession of any of its property, had an execution or distress become enforceable or levied upon any portion of its property or had any petition for a receiving order in bankruptcy or application for a bankruptcy order filed against it, and at the Closing Time neither the Corporation nor any Subsidiary will be an insolvent Person (as that term is defined in the Bankruptcy and Insolvency Act (Canada)).

(mm)CFPOA Legislation. Neither the Corporation nor the Subsidiaries nor to the knowledge of the Corporation, any director, officer, employee, consultant, representative or agent of the foregoing, has (i) violated any CFPOA Legislation applicable to the Corporation, or (ii) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, that goes beyond what is reasonable and customary and/or of modest value: (A) to any Government Official, whether directly or through any other Person, for the purpose of influencing any act or decision of a Government Official in his or her official capacity; inducing a Government Official to do or omit to do any act in violation of his or her lawful duties; securing any improper advantage; inducing a Government Official to influence or affect any act or decision of any Governmental Authority; or assisting any representative of the Corporation in obtaining or retaining business for or with, or directing business to, any Person; or (B) to any Person in a manner which would constitute or have the purpose or effect of public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage. Neither the Corporation nor the Subsidiaries nor to the knowledge of the Corporation, any director, officer, employee, consultant, representative or agent of foregoing, has (i) conducted or initiated any review, audit, or internal investigation that concluded the Corporation or the Subsidiaries, or a subsidiary or any director, officer, employee, consultant, representative or agent of the foregoing violated such laws or committed any material wrongdoing, or (ii) made a voluntary, directed, or involuntary disclosure to any Governmental Authority responsible for enforcing anti-bribery or anti-corruption laws, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any such laws, or received any notice, request, or citation from any Person alleging non-compliance with any such laws. The Corporation has instituted and maintains policies and procedures designed to ensure compliance with the CFPOA Legislation.
(nn)Money Laundering Laws. The operations of the Corporation and the Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the money laundering Laws of all relevant jurisdictions, the rules and regulations thereunder and any related laws issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”), and no action, suit or proceeding by or before any court or other Governmental Authority or any arbitrator non-Governmental Authority involving the Corporation or any Subsidiary with respect to the Money Laundering Laws is, to the best knowledge of the Corporation, pending or threatened.
(oo)Brokerage Fees. Other than the Underwriters, there is no Person acting or, to the knowledge of the Corporation, purporting to act at the request of the Corporation, who is entitled to any brokerage or finder’s fees in connection with the Offering, other than in coordination with the Underwriters and to their knowledge.
(pp)No Default under Securities Laws. The Corporation is not in default of any requirement of Applicable Securities Laws which would reasonably be expected to have a Material Adverse Effect on the Offering or the Corporation.

(qq)Disclosure. All information which has been prepared or compiled by the Corporation relating to the Corporation and its business, properties and liabilities, and either filed on SEDAR+ or provided to the Underwriters, including all financial, marketing, sales, technical mining and operational information, is as of the date of such information, true and correct in all material respects, and no Material Fact or facts have been omitted therefrom which would make such information misleading. The Corporation is in compliance in all material respects with its timely and continuous disclosure obligations under Applicable Securities Laws and, without limiting the generality of the foregoing, there has been no Material Adverse Effect that has occurred since December 31, 2024, which has not been publicly disclosed and the information and statements in the Corporation’s Information Record were true and correct in all material respects as of the respective dates of such information and statements and at the time such documents were filed on SEDAR+, and except as may have been corrected by subsequent disclosure, do not contain any Misrepresentations and no Material Facts have been omitted therefrom which would make such information materially misleading.
(rr)Forward-Looking Information. With respect to forward-looking information contained in the Corporation’s Information Record since January 1, 2025:
(i)the Corporation had a reasonable basis for the forward-looking information at the time the disclosure was made; and
(ii)all forward-looking information is identified as such, and all such documents caution users of forward-looking information that actual results may vary from the forward-looking information and identifies material risk factors that could cause actual results to differ materially from the forward-looking information; and states the material factors or assumptions used to develop forward-looking information.
(ss)No Default. Neither the Corporation nor any Material Subsidiary is in default of any material term, covenant or condition under or in respect of any judgment, order, agreement or instrument to which it is a party or to which it or any of the material property or assets (including any royalty or interest therein) thereof are or may be subject, and no event has occurred and is continuing, and no circumstance exists which has not been waived, which constitutes a default in respect of any Contract to which the Corporation or any Material Subsidiary is a party entitling any other party thereto to accelerate the maturity of any amount owing thereunder or which could reasonably be expected to have a Material Adverse Effect.
(tt)Voting Agreements. The Corporation is not party to any agreement, nor is the Corporation aware of any agreement, which in any manner affects the voting control of any of the securities of the Corporation or a Subsidiary.
(uu)Shareholder Agreements. Neither the Corporation nor, to the knowledge of the Corporation, any shareholder of the Corporation is a party to any shareholders agreement, pooling agreement, voting trust or other similar type of arrangements in respect of outstanding securities of the Corporation.
(vv)Interest of Insiders; Conflicts. Other than as adequately disclosed in the Corporation’s Information Record, to the knowledge of the Corporation:
(i)none of the directors, officers or employees of the Corporation or the Subsidiaries, any known holder of more than 10% of Common Shares, or any known associate or affiliate of any of the foregoing Persons (as such terms are defined in the Securities Act (Québec)), has had any material interest, direct or indirect, in any material transaction within the previous two years or has any material interest in any proposed material transaction involving the Corporation or a Subsidiary which, as the case may be, materially affected, is material to or will materially affect the Corporation or any of the Material Subsidiaries. To the knowledge of the Corporation, no insider of the Corporation (within the meaning of Applicable Securities Laws) has a present intention to sell any securities of the Corporation;
(ii)no officer, director or employee of the Corporation or any Subsidiary, and no Person which is an affiliate or associate of one or more of the foregoing, owns, directly or indirectly, any interest in (except for shares representing less than 10% of the outstanding shares of any class or series of any publicly traded company), or is an officer, director, employee or consultant of any Person which is, or is engaged in, a business competitive with the Corporation or any Subsidiary, as applicable, which, in either case, materially adversely impacts, or can reasonably be expected to materially and adversely impact, on their ability to duly and properly perform their services;
(iii)to the knowledge of the Corporation, no officer, director, employee or security holder of the Corporation or any of the Subsidiaries has any cause of action or other claim whatsoever against, or owes any amount to, the Corporation or any Subsidiary, as applicable, in connection with its business except for claims in the ordinary and normal course of the business such as for accrued vacation pay or other amounts or matters which would not be material to the Corporation on a consolidated basis; and
(iv)neither the Corporation nor any Subsidiary owes any monies to, has any present loans to, or borrowed any monies from or is otherwise indebted to, any officer, director, employee, shareholder or any Person not dealing at “arm’s length” (as such term is defined in the Tax Act) with any of them except for usual employee reimbursements and compensation paid in the ordinary and normal course of its business. To the Corporation’s knowledge, except as adequately disclosed in the Corporation’s Information Record and usual employee or consulting arrangements made in the ordinary and normal course of business, neither the Corporation nor any Subsidiary is a party to any Contract or understanding with any officer, director, employee, shareholder or any other Person not dealing at arm’s length with it.
The directors and executive officers of the Corporation and the Subsidiaries who are NEOs and their compensation arrangements (as applicable) with the Corporation and the Subsidiaries, as applicable, whether as directors, officers or employees are, in all material respects, as disclosed in the Corporation’s Information Record.
(ww)Interest in Revenues. Except as adequately disclosed in the Corporation’s Information Record, no officer, director, employee or any other Person not dealing at arm’s length with the Corporation (within the meaning of the Tax Act), or to the knowledge of the Corporation, any associate or affiliate of such Person, owns, has or is entitled to any royalty, net profits interest, carried interest, licensing fee, or any other Liens or claims of any nature whatsoever which are based on the revenues, profits, results of mineral project exploitation or other economic measure of the Corporation.
(xx)Employees. All material employment agreements, severance agreements and change of control agreements in respect of any NEOs, and all Employee Plans have been, in all material respects, adequately disclosed in the Corporation’s Information Record. The Corporation and the Subsidiaries are in material compliance with all laws respecting employment and employment practices, terms and conditions of employment, occupational health and safety, pay equity and wages, and there is not currently any labour disruption or conflict involving the Corporation or any Subsidiary. Neither the Corporation nor any Subsidiary is a party to a collective bargaining agreement. To the best of the Corporation’s knowledge, there are no union organizing efforts being made at the Corporation or the Subsidiaries.
(yy)Employee Plans. Each material plan, if any, for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Corporation or any Subsidiary for the benefit of any current or former director, officer, employee or consultant (collectively, the “Employee Plans”) has been maintained in material compliance with its terms and with the requirements prescribed by any and all laws that are applicable to such Employee Plan. The Corporation does not have nor has had any pension plan (as such term is defined in the relevant legislation of the applicable jurisdiction). All material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or provincial pension plan premiums, accrued wages, salaries and commissions and Employee Plan payments have been reflected in the books and records of the Corporation.
(zz)Indebtedness. Neither the Corporation nor any Subsidiary has guaranteed or otherwise given security for or agreed to guarantee or give security for any liability, debt or obligation of any other Person.

(aaa)Royalties. Other than as disclosed in the Corporation’s Information Record, the Corporation and its Subsidiaries do not have any obligations to pay any amounts now or in the future in the form of royalties or other payments based on revenues, sales, production, reserves, resources or profits relating to the Zgounder Project, the Boumadine Project or any other properties in which the Corporation has a direct or indirect economic interest, other than taxes of general application payable to Governmental Authorities.
(bbb)Insurance. The properties and assets of the Corporation and the Subsidiaries are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and the terms of any policies in respect thereof have not been breached and the insured has not failed to promptly give any notice or present any material claim thereunder.
(ccc)Tax Returns. The Corporation and its Subsidiaries have filed all tax returns and other reports required to be filed in any applicable jurisdiction, and have paid all taxes and related charges of any kind whatsoever due and payable and otherwise established reserves on its books and records that are adequate for the payment of all such taxes and related charges of any kind whatsoever not yet due and payable.
(ddd)Tax Audits. There are no current, pending, or to the Corporation’s knowledge any contemplated or threatened, audits of the tax returns of or other reports required to be filed by the Corporation or its Subsidiaries (whether federal, provincial, local or foreign), and there are no claims or grounds therefor which have been or may be asserted relating to any such tax returns and other reports, and there are no liens for taxes or related charges on the properties and assets of the Corporation or the Subsidiaries.
(eee)Tax Assessment. Neither the Canada Revenue Agency nor any other taxation authority has asserted, or to the Corporation’s knowledge contemplated or threatened to assert, any claim, assessment or liability for taxes or related charges due or to become due in connection with any review or examination of the tax returns of or other reports required to be filed by the Corporation or its Subsidiaries for any taxation or reporting year.
(fff)Reporting Issuer. The Corporation is, and will at the Closing Time be, a “reporting issuer” (or its equivalent) in all provinces of Canada, not in default of any requirement of Applicable Securities Laws. The Corporation has made timely disclosure of all Material Changes relating to it and no such disclosure has been made on a confidential basis and there is no Material Change relating to the Corporation which has occurred with respect to which the requisite Material Change statement has not been filed.
(ggg)No Cease Trade Orders. There are no orders ceasing or suspending the trading of any securities of the Corporation or prohibiting the sale of any securities by the Corporation, nor any current, pending, or to the Corporation’s knowledge any contemplated or threatened, proceedings for this purpose, nor to the

Corporation’s knowledge any grounds therefor. The Corporation is not in default of any requirement of Canadian Applicable Securities Laws, except such as would not have or would not reasonably be expected to have a Material Adverse Effect.
(hhh)Stock Exchange Listing. The Common Shares are listed and posted for trading on the Exchange and the Corporation is in compliance in all material respects with the current listing requirements and all other applicable rules and regulations of the Exchange and has not taken any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on or from the Exchange.
(iii)Transfer Agent and Registrar. TSX Trust Company, at its principal offices in Montréal, Québec, has been duly appointed as the transfer agent and registrar for the Common Shares.
(jjj)No Pending Changes to Law, etc. The Corporation is not aware of any pending change or contemplated change to any applicable Law that could reasonably be expected to materially affect the business of the Corporation or the business or legal environment under which the Corporation or any Subsidiary operates.
(kkk)Corporate Records. The minute books and corporate records of the Corporation and the Material Subsidiaries made or to be made available to the Underwriters’ Counsel in connection with the Underwriters’ due diligence investigations of the Corporation and the Material Subsidiaries for the period from January 1, 2017 to the date of examination thereof, are the original minute books and records of such companies or true copies thereof and contain, in all material respects, copies of all proceedings (or certified copies thereof) of the shareholders, the boards of directors and all committees of the boards of directors of such companies and there have been no other proceedings of the shareholders, boards of directors or any committee of the boards of directors of such companies that are required to be included in such minute books and records to the date of review of such corporate records and minute books not reflected in such minute books and corporate and other records other than those which have been disclosed to the Underwriters in writing and those which are or are not material in the context of the Corporation.
(lll)Intellectual Property. The Corporation does not own or possess any material Intellectual Property.
(mmm)Real Property. The Corporation does not own any real property.
(nnn)Significant Acquisition. The Corporation and the Subsidiaries have not made any significant acquisition, as such term is defined in Part 8 of NI 51-102, in its current financial year or prior financial years in respect of which historical and/or pro forma financial statements or other information would be required to be included or incorporated by reference into the Prospectus and for which a business acquisition report has not been filed under NI 51-102, the Corporation has not entered into any agreement or arrangement in respect of a transaction that would be a significant acquisition for purposes of Part 8 of NI 51-102 and there are no proposed acquisitions by the Corporation that have progressed to the state where a reasonable person would believe that the likelihood of the Corporation completing the acquisition is high and would be a significant acquisition for the purposes of Part 8 of NI 51-102 if completed as of the date of the Prospectus.
(ooo)Prospectus Information. All of the information which has been prepared by the Corporation relating to the Corporation and the Material Subsidiaries and their business, property and liabilities and provided to the Underwriters in connection with the preparation of the Prospectus, including all financial, marketing, sales and operational information provided to the Underwriters is, as of the date of such information, true and correct, taken as a whole (except to the extent amended or superseded by information subsequently provided to the Underwriters or publicly disclosed) and no fact or facts have been omitted therefrom which would make such information misleading.
(ppp)Corporation Short Form Eligible. The Corporation is eligible to file a short form prospectus in each of the Qualifying Jurisdictions pursuant to Applicable Securities Laws and on the date of and upon filing of the Prospectus Supplement, there will be no documents required to be filed under Applicable Securities Laws in connection with the distribution of the Offered Shares that will not have been filed as required.
(qqq)Well-Known Seasoned Issuer. As at the date of filing of the WKSI Cover Letter and the Base Shelf Prospectus, the Corporation satisfied the definition of “well-known seasoned issuer” or “WKSI” in compliance with the WKSI Blanket Orders by virtue of the fact that: (i) as of June 6, 2025, the Corporation’s public float (as defined in each of the WKSI Blanket Orders) of outstanding listed equity securities was approximately $1.83 billion; and (ii) the Corporation disclosed in its audited financial statements (A) gross revenue, derived from mining operations, of at least $55,000,000 for the Corporation’s most recently completed financial year; and (B) gross revenue, derived from mining operations, of at least $165,000,000 in aggregate over the Corporation’s three most recently completed financial years.
ARTICLE 10
REPRESENTATIONS AND WARRANTIES OF THE UNDERWRITERS
10.1Each Underwriter hereby jointly (the equivalent to severally in common law) and not solidarily, represents and warrants to the Corporation, and acknowledges that the Corporation is relying upon each of such representations and warranties in entering into the transactions contemplated hereby, that:
(a)it and the members of its Selling Group is duly registered pursuant to the provisions of Applicable Securities Laws, and is duly registered or licensed as investment dealer in those jurisdictions in which it is required to be so registered in order to perform the services contemplated by this Agreement, or if or where not so registered or licensed, it will act only through members of its Selling Group who are so registered or licensed; and
(b)it has all requisite corporate power and authority to enter into this Agreement and to carry out the transactions contemplated under this Agreement on the terms and conditions set forth herein and this Agreement has been duly authorized, executed and delivered by such Underwriter and constitutes a legal, valid and binding obligation of such Underwriter enforceable against it in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally, except as limited by the application of equitable principles when equitable remedies are sought and except as rights to indemnity, contribution and waiver of contribution may be limited by Applicable Laws.
ARTICLE 11
CLOSING CONDITIONS
11.1The obligation of the Underwriters to purchase, or act as agents for substituted purchasers to purchase, the Purchased Shares at the Closing Time on the Closing Date and to purchase any Additional Shares at the Closing Time on an Option Closing Date shall be subject to the following:
(a)the Underwriters shall have received a certificate, dated the Closing Date, signed by appropriate officers of the Corporation addressed to the Underwriters and their counsel, with respect to:
(i)the constating documents of the Corporation,
(ii)all resolutions of the Corporation’s board of directors (including committees of the board of directors) relating to this Agreement and the transactions contemplated hereby, and
(iii)the incumbency and specimen signatures of signing officers in the form of a certificate of incumbency and such other matters as the Co-Lead Underwriters may reasonably request;
(b)the Underwriters shall have received a certificate, dated the Closing Date, signed by appropriate officers of the Corporation addressed to the Underwriters and their counsel, certifying for and on behalf of the Corporation (without personal liability), to the best of their knowledge, information and belief, after due inquiry, that:
(i)no order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Corporation (including the Offered Shares) or prohibiting the issue and sale of the Offered Shares or any of the Corporation’s issued securities has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or are contemplated or threatened by any regulatory authority,

(ii)there has been no change in any material fact (which includes the disclosure of any previously undisclosed material fact) contained in the Prospectus which fact or change is, or may be, of such a nature as to render any statement in the Prospectus misleading or untrue in any material respect or which would result in a misrepresentation in the Prospectus or which would result in the Prospectus not complying with Applicable Securities Laws;
(iii)the Corporation has complied in all material respects (except where already qualified by a materiality or material adverse effect qualification, in which case the Corporation has complied in all respects) with all the terms, covenants and satisfied in all material respects (except where already qualified by a materiality or material adverse effect qualification, in which case the Corporation has satisfied in all respects) all the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time,
(iv)no default or event exists and is then continuing under this Agreement and no event exists that, but for the giving of notice, lapse of time, or both, or but for the satisfaction of any other condition after that event, would constitute a default or event of default under this Agreement,
(v)the representations and warranties of the Corporation contained in this Agreement and any certificate of the Corporation delivered hereunder are true and correct in all material respects (or, in the case of any representation or warranty containing a materiality or Material Adverse Effect qualification, in all respects) as at the Closing Time, with the same force and effect as if made on and as at the Closing Time after giving effect to the transactions contemplated hereby;
(vi)a Passport Receipt has been issued by the AMF for the Base Shelf Prospectus pursuant to the Passport System and, to the knowledge of such persons, no order, ruling or determination having the effect of ceasing the trading or suspending the sale of the Common Shares or other securities of the Corporation, or the Offered Shares to be issued and sold by the Corporation has been issued and no proceedings for such purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened;
(vii)since the respective dates as of which information is given in the Base Shelf Prospectus, the Prospectus Supplement or any Supplementary Material (A) there has been no material change (financial or otherwise) in the business, assets (including intangible assets), affairs, operations, prospects, liabilities (contingent or otherwise), capital, properties, condition (financial or otherwise) or results of operations or control of the Corporation and the Material Subsidiaries (taken as a whole), and (B) no transaction has been entered into by the Corporation or any Material Subsidiary which is material to the Corporation and the Material

Subsidiaries (taken as a whole), other than as disclosed in the Prospectus or in any Supplementary Material; and
(c)the Underwriters shall have received evidence that all requisite approvals, consents and acceptances of the appropriate regulatory authorities, the Exchange and any other applicable third parties required to be made or obtained by the Corporation in order to complete the Offering and to list the Offered Shares;
(d)the issuance of the Offered Shares shall have been conditionally accepted by the Exchange, subject only to customary post-closing conditions required to be satisfied within the applicable time frame pursuant to the rules and policies of the Exchange;
(e)the absence of any misrepresentations in the Offering Documents;
(f)the Underwriters shall have received favourable legal opinions addressed to the Underwriters, in form and substance satisfactory to the Underwriters’ Counsel, dated the Closing Date, from the Corporation’s Counsel, and where appropriate, local counsel to the Corporation in the other Qualifying Jurisdictions, which counsel in turn may rely, as to matters of fact, on certificates of public officials and officers of the Corporation, with respect to the following matters:
(i)as to the incorporation and subsistence of the Corporation under the Applicable Laws and as to the Corporation having the requisite corporate power and capacity under the Applicable Laws to carry on its business as presently carried on and to own, lease and operate its properties and assets;
(ii)as to the authorized and issued capital of the Corporation;
(iii)as to the Corporation being a “reporting issuer” (or the equivalent), and not included on the list of issuers in default in the Qualifying Jurisdictions;
(iv)as to the corporate power, authority and capacity of the Corporation to execute, deliver and perform its obligations under this Agreement and to issue and deliver the Offered Shares;
(v)the Corporation has duly authorized, executed and delivered, this Agreement and authorized the performance of its obligations hereunder and thereunder, including the offering, creation (as applicable), issue, sale and delivery of the Purchased Shares, the grant of the Over-Allotment Option, the offering, creation (as applicable) issue, sale and delivery of Additional Shares upon exercise of the Over-Allotment Option, and this Agreement constitutes a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, subject to appropriate qualifications that are customary of an offering of this nature;

(vi)the execution and delivery of this Agreement and the fulfillment of the terms hereof, including the Offering, creation (as applicable), issue, sale and delivery of the Purchased Shares, the grant of the Over-Allotment Option, the offering, creation (as applicable) issue, sale and delivery of Additional Shares upon exercise of the Over-Allotment Option, and the consummation of the transactions contemplated by this Agreement, do not result in a breach of (whether after notice or lapse of time or both) or constitute a default under (A) any of the terms, conditions or provisions of the articles of incorporation or amalgamation, as applicable, of the Corporation, (B) of which counsel is aware, resolutions of the shareholders or the board of directors (or any committee thereof) of the Corporation, (C) the laws of the Province of Québec and the federal laws of Canada applicable therein or (D) any agreement referred to under the “Material Contracts” heading in the Corporation’s annual information form dated March 31, 2025 incorporated by reference into the Base Shelf Prospectus;
(vii)all necessary documents have been filed, all requisite proceedings have been taken, all approvals, permits and consents of the appropriate regulatory authority in each Qualifying Jurisdiction have been obtained, and all necessary legal requirements have been fulfilled, in order to qualify the distribution of the Purchased Shares and the Additional Shares upon exercise of the Over-Allotment Option in each of the Qualifying Jurisdictions through dealers who are registered under Applicable Securities Laws and who have complied with the relevant provisions of such Applicable Laws;
(viii)no consent, approval, authorization or order of or filing, registration or qualification with any court, governmental agency or body or securities regulatory authority having jurisdiction is required at this time for the execution and delivery by the Corporation of this Agreement and the performance of its obligations hereunder and thereunder, except for such as have been made or obtained and are in full force and effect;
(ix)the Over-Allotment Option has been duly and validly authorized and granted by the Corporation and the Additional Shares issuable upon the exercise of the Over-Allotment Option have been duly and validly created, allotted and reserved for issuance by the Corporation and, upon the exercise of the Over-Allotment Option including receipt by the Corporation of payment in full therefor, the Additional Shares will be duly and validly created, authorized, issued and outstanding as fully paid shares or securities (as the case may be) and are non- assessable;
(x)the Corporation has all necessary corporate power and capacity: (A) to execute and deliver this Agreement and to perform its obligations hereunder and thereunder; (B) to offer, issue, sell and deliver the Purchased Shares; and (C) to grant the Over- Allotment Option and offer, issue, sell and deliver the Additional Shares issuable upon exercise of the Over-Allotment Option;

(xi)all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of each of the Base Shelf Prospectus, the Prospectus Supplement and any Supplementary Material (in both the English and French languages) and the filing thereof with the Securities Commissions and to authorize the use and delivery of the U.S. Placement Memorandum, if any, including any amendments or supplements thereto;
(xii)the Offered Shares have been validly issued, as fully paid and non-assessable Common Shares;
(xiii)the documents (including the Prospectus and any Supplementary Material) to be delivered to purchasers in Québec comply with the laws of the Province of Québec relating to the use of the French language provided that a French version of such document has been provided;
(xiv)that the summary under the heading “Certain Canadian Federal Income Tax Considerations” in the Prospectus Supplement is a fair and adequate summary of the principal Canadian federal income tax considerations generally applicable to the acquisition, holding and disposition of the Offered Shares, subject to the qualifications, assumptions, limitations and understandings set out in such summary;
(xv)confirming the statements under the heading “Eligibility for Investment” in the Prospectus Supplement, subject to the qualifications, assumptions and limitations set out under such heading;
(xvi)that the Purchased Shares have been conditionally approved for listing by the Exchange subject to the fulfillment of Standard Listing Conditions; and
(xvii)such other matters as the Co-Lead Underwriters or the Underwriters’ Counsel may reasonably request;
(g)the Underwriters shall have received favourable legal opinions, dated the Closing Date and addressed to the Underwriters, from local counsel to the Corporation, in form and substance acceptable to the Co-Lead Underwriters or the Underwriters’ Counsel, acting reasonably, as to (i) the incorporation and existence of each Material Subsidiary, (ii) the Material Subsidiaries having the requisite corporate power and capacity to own and lease their properties and assets and to conduct their businesses as presently carried on, and (iii) the registered ownership of the issued and outstanding shares and other equity securities of the Material Subsidiaries, and as to such other legal matters which the Underwriters’ Counsel may reasonably request;
(h)the Underwriters shall have received legal opinions, dated the Closing Date and addressed to the Underwriters, from local counsel to the Corporation, in form and substance acceptable to the Co-Lead Underwriters or the Underwriters’ Counsel, acting reasonably, as to the title and ownership interests of the Corporation in the Zgounder Project and the Boumadine Project and the registered Liens thereon (the “Title Opinion”);

(i)if any Purchased Shares or Additional Shares are sold to purchasers in the United States, the Underwriters will receive, at the Closing Time, a favourable legal opinion dated the Closing Date from United States counsel to the Corporation to the effect that no registration of the Purchased Shares and Additional Shares offered and sold to purchasers in the United States will be required under the U.S. Securities Act, such opinion to be in form and substance, acceptable to the Underwriters and their legal counsel, acting reasonably, it being understood that such counsel need not express its opinion with respect to any subsequent re-sale of such Purchased Shares and Additional Shares;
(j)the Corporation shall cause the Corporation’s Auditors to deliver to the Underwriters a “bring down” comfort letter, addressed to the Underwriters and the board of directors of the Corporation, dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, bringing forward to a date not more than two Business Days prior to the Closing Date the information contained in the comfort letter referred to in Section 5.1(d) hereof;
(k)the Underwriters shall have received a certificate of status or similar certificate from the jurisdiction in which the Corporation and the Subsidiaries are incorporated;
(l)the Underwriters shall have received a certificate from the Corporation’s transfer agent as to the issued and outstanding Common Shares as at the close of business on the Business Day prior to the Closing Date; and
(m)the Underwriters shall have received executed lock-up agreements from the directors and officers in the form of Schedule C hereto consistent with the Letter Agreement.
ARTICLE 12
CLOSING
12.1The Closing will be completed by an electronic exchange of documents or at such other place, date or time as may be mutually agreed to.
12.2At the Closing Time, the Corporation will deliver to the Underwriters:
(a)the Corporation will deliver to the account of any Underwriters, as the Co-Lead Underwriters may direct, (i) via electronic deposit or represented by one or more certificates in definitive form, the Offered Shares registered in the name of “CDS & Co.” or in such other name or names as the Co-Lead Underwriters may notify the Corporation in writing not less than two Business Days prior to the Closing Time or made and settled in CDS under the non-certificated inventory system, and (ii) all further documentation as may be contemplated in this Agreement or as counsel to the Underwriters may reasonably require; against payment by Desjardins Securities Inc., on behalf of the Underwriters, to the Corporation of the applicable purchase price for the Purchased Shares and any Additional Shares being issued and sold under this Agreement, net of the Underwriting Fees and the Underwriters’ expenses contemplated in Article 16 of this Agreement, by certified cheque, bank draft or wire transfer payable to or as directed by the Corporation not less than two Business Days prior to the Closing Time; and
(b)the obligation of the Underwriters to complete the purchase of any Additional Shares under this Agreement, upon the exercise of the Over-Allotment Option, is subject to the receipt by the Underwriters of those documents contemplated, and the satisfaction of those conditions set forth, in Article 11 as the Underwriters may request, acting reasonably. In the event that the Corporation shall subdivide, consolidate, reclassify or otherwise change its Common Shares during the period in which the Over-Allotment Option is exercisable, appropriate adjustments will be made to the exercise price and to the number of Additional Shares issuable on exercise thereof such that the Underwriters are entitled to arrange for the sale of the same number and type of securities that the Underwriters would have otherwise arranged for had they exercised such Over-Allotment Option immediately prior to such subdivision, consolidation, reclassification or change.
12.3It is understood that the Co-Lead Underwriters may waive, in whole or in part, or extend the time for compliance with, any of the terms and conditions of this Agreement on behalf of the Underwriters without prejudice to their rights in respect of any such terms and conditions or any other subsequent breach or non-compliance; provided that to be binding on the Underwriters, any such waiver or extension must be in writing.
ARTICLE 13
COMPENSATION OF THE UNDERWRITERS
13.1The Corporation shall pay to Desjardins Securities Inc., on behalf of the Underwriters, at the Closing Time, a cash commission equal to the sum of 4.5% of the aggregate gross proceeds received from the sale of Offered Shares under the Offering to purchasers (being a cash fee of $0.60075 per Common Share) (the “Underwriting Fee”).
13.2The Corporation also agrees to pay the Underwriters’ expenses as set forth in Article 16 hereof.
ARTICLE 14
TERMINATION OF PURCHASE OBLIGATION
14.1The Underwriters (or any of them) shall be entitled, at the Underwriters’ sole option, to terminate and cancel, without any liability on the part of the Underwriters, all of their obligations under this Agreement, by written notice to that effect given to the Corporation at or prior to the Closing Time, if at any time prior to the Closing:
(a)(i) any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened or any order is made or issued under or pursuant to any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality (including without limitation the Exchange or any securities regulatory authority) in relation to the Corporation or any one of the officers or directors of the Corporation or any of its principal shareholders where wrong-doing is alleged or any order is made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality

(including without limitation the Exchange or any securities regulatory authority) which involves a finding of wrong-doing, (ii) there is a change in any law, rule or regulation, or the interpretation or administration thereof, or (iii) an order shall have been made or threatened to cease or suspend trading in the Common Shares or any other securities of the Corporation by any securities regulatory authority or similar regulatory or judicial authority or the Exchange, which, in the reasonable opinion of the Underwriters, operates to prevent, restrict or otherwise materially adversely affect the distribution or trading of the Common Shares or any other securities of the Corporation;
(b)there shall occur any material change, actual, anticipated or threatened, or any change in a Material Fact or new Material Fact shall arise, or there shall exist or be discovered any change in any Material Fact or previously undisclosed Material Fact which in the reasonable opinion of the Underwriters has or could reasonably be expected to have a significant effect on the market price or value of the Common Shares;
(c)there should develop, occur or come into effect or existence any event, action, state, or condition or any action, law or regulation, inquiry, including, without limitation, terrorism, accident, plague, or any outbreak or escalation of national or international hostilities or any crisis or calamity or major financial, political or economic occurrence of national or international consequence, or any action, government, law, regulation, inquiry or other occurrence of any nature, which, in the reasonable opinion of the Underwriters, materially adversely affects or involves, or may materially adversely affect or involve, the financial markets in Canada or the U.S. or the business, operations or affairs of the Corporation, or the market price or value of the Common Shares;
(d)the Corporation is in breach of any material term, condition or covenant of this Agreement or any representation or warranty given by it herein is false in any material respect or it is in breach of, default under, non-compliance or alleged non-compliance of any material requirements of Applicable Securities Laws, including any rules or regulations of the Exchange.
14.2The rights of termination contained in this Article 14 are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination by the Underwriters, there shall be no further liability on the part of the Underwriters to the Corporation, or on the part of the Corporation to the Underwriters, under this Agreement, except in respect of any liability which may have arisen prior to such termination or may arise after such termination in respect of acts or omissions of the Corporation prior to such termination or under Article 15 and Article 16.
ARTICLE 15
INDEMNITY AND CONTRIBUTION
15.1The Corporation hereby agrees to indemnify and hold each of the Underwriters, their respective subsidiaries, affiliates and their respective directors, officers, employees,

partners, agents, each other Person, if any, controlling an Underwriter or any of their respective subsidiaries and affiliates and each shareholder of an Underwriter (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”) harmless from and against all losses (other than loss of profits), expenses, claims (including shareholder actions, derivative or otherwise), actions, damages and liabilities, including without limitation the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of their counsel (but in no case shall the Corporation be responsible for the fees of more than one firm of legal counsel for the Indemnified Parties in any applicable jurisdiction) that may be incurred in advising with respect to and/or defending any action, proceedings, investigation or claim that may be made or threatened against any Indemnified Party or in enforcing this indemnity (collectively, the “Claims”) to which any Indemnified Party may become subject or otherwise involved in any capacity insofar as the Claims arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Corporation by the Indemnified Parties or otherwise in connection with the matters referred to in this Agreement, provided, however, that this indemnity shall not apply in respect of an Indemnified Party to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that:
(a)an Indemnified Party has been grossly negligent or has committed any wilful misconduct in the course of such performance; or
(b)the expenses, losses, claims, damages or liabilities, as to which indemnification is claimed, were solely caused by the gross negligence or wilful misconduct referred to in Section 15.1(a) above.
15.2If for any reason (other than the occurrence of any of the events itemized in Sections 15.1(a) or 15.1(b) above), the foregoing indemnification is unavailable to an Indemnified Party or insufficient to hold it harmless as applicable, then the Corporation shall contribute to the amount paid or payable by the Indemnified Party as a result of such expense, loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Corporation on the one hand and each of the Indemnified Parties on the other hand but also the relative fault of the Corporation and each of the Indemnified Parties, as well as any relevant equitable considerations; provided that the Corporation shall, in any event, contribute to the amount paid or payable by each Indemnified Party as a result of such expense, loss, claim, damage or liability, any excess of such amount over the amount of the fees received by such Indemnified Party hereunder pursuant to the Agreement to which this indemnity is attached.
15.3An Indemnified Party may retain counsel to separately represent it in the defence of a Claim, the reasonable fees and expenses of such counsel as well as the reasonable costs and out-of-pocket expenses incurred by the Indemnified Parties in connection therewith shall be paid by the Corporation as they occur, if: (a) the Corporation does not promptly assume the defence of the Claim; (b) the Corporation agrees to separate representation; or (c) the Indemnified Party is advised by counsel that there is an actual or potential conflict in the Corporation’s and the Indemnified Party’s respective interests or additional defences are available to the Indemnified Party, which makes representation by the same counsel inappropriate.
15.4Promptly after receipt of notice of the commencement of any legal proceeding against any of the Indemnified Parties or after receipt of notice of the commencement of any investigation, which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Corporation under this Agreement, an Indemnified Party will notify the Corporation in writing of the commencement thereof and, throughout the course thereof, will provide copies of all relevant documentation to the Corporation, will keep the Corporation advised of the progress thereof and will discuss with the Corporation all significant actions proposed. The omission to so notify the Corporation will not relieve the Corporation of any liability which the Corporation may have to the Indemnified Parties except and only to the extent that any such delay in or failure to give notice as herein required prejudices the defence of such actions, suit, proceeding, claim or investigation or results in any increase in the liability which any of the Corporation has under this indemnity.
15.5The Corporation will be entitled, at its own expense, to participate in and, to the extent it may wish to do so, assume the defence thereof, provided such defence is conducted by experienced and competent counsel. Upon the Corporation notifying the Indemnified Party in writing of its election to assume the defence and retaining counsel, the Corporation will not be liable to the Indemnified Party for any legal expenses subsequently incurred by it in connection with such defence. If such defence is assumed by the Corporation, the Corporation throughout the course thereof will provide copies of all relevant documentation to the Indemnified Parties, will keep the Indemnified Parties advised of the progress thereof and will discuss with the Indemnified Parties all significant actions proposed.
15.6The Corporation agrees to reimburse the Indemnified Parties for the time spent by their personnel in connection with any Claim at their normal per diem rates. Notwithstanding the foregoing paragraph, the Indemnified Parties will have the right, at the Corporation’s expense, to employ one counsel of the Indemnified Parties choice, in respect of the defence of any action, suit, proceeding, claim or investigation if: (a) the employment of such counsel has been authorized by the Corporation; or (b) the Corporation has not assumed the defence and employed counsel therefor within 60 days after receiving notice of such action, suit, proceeding, claim or investigation; or (c) counsel retained by the Corporation or the Indemnified Party has advised that representation of both parties by the same counsel would be inappropriate for any reason, including because there may be legal defences available to the Corporation which are different from or in addition to those available to the Indemnified Parties (in which event and to that extent, the Corporation will not have the right to assume or direct the defence on the Indemnified Parties’ behalf) or that there is a conflict of interest between the Corporation and the Indemnified Party or the subject matter of the action, suit, proceeding, claim or investigation may not fall within the indemnity set forth herein (in either of which events the Indemnified Party will not have the right to assume or direct the defence on the Corporation’s behalf).
15.7No admission of liability and no settlement of any action, suit, proceeding, claim or investigation shall be made without the consent of the Indemnified Parties. No admission of liability shall be made and the Corporation shall not be liable for any settlement of any action, suit, proceeding, claim or investigation made without its consent.
15.8The indemnity and contribution obligations of the Corporation will be in addition to any liability which the Corporation may otherwise have, will extend upon the same terms and conditions to all Indemnified Parties and will be binding upon and enure to the benefit of any of the respective successors, assigns, heirs and personal representatives of the Corporation and the Indemnified Parties. The foregoing provisions will survive the completion of professional services rendered under this agreement and the termination of this Agreement.
15.9The indemnity and contribution obligations of the Corporation shall be in addition to any liability which the Corporation may otherwise have, shall extend upon the same terms and conditions to the Indemnified Parties of the Indemnified Parties and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Corporation, and the Indemnified Parties. The foregoing provisions shall survive the completion of professional services rendered under this Agreement or any termination under this Agreement.
15.10To the extent that any Indemnified Party is not a party to this Agreement, the Underwriters shall obtain and hold the right and benefit of this section in trust for and on behalf of such Indemnified Party.
ARTICLE 16
EXPENSES
Whether or not the sale of the Offered Shares pursuant to the Offering shall be completed, the Corporation will pay all expenses and fees and all applicable taxes thereon in connection with the Offering, including, without limitation: (a) all expenses of or incidental to the creation, issue, sale, distribution or marketing of the Offered Shares and the filing of the Prospectus and any Supplementary Material; (b) the fees and disbursements of the Corporation’s legal counsels, the Corporation’s Auditors and transfer agents (including applicable taxes thereon); (c) all costs incurred in connection with the preparation, printing and translation of the Prospectus and any Supplementary Material contemplated hereunder and otherwise relating to the Offering; (d) all expenses related to the issuance of press releases on behalf of the Corporation by the Co-Lead Underwriters, printing costs, filing fees, stock exchange fees; and (e) all reasonable expenses and fees of the Underwriters in connection with the Offering and distribution of the Offered Shares pursuant to the Offering, and the fees and disbursements of the Underwriters’ Counsel up to a maximum amount set forth in the Letter Agreement. All expenses payable by the Corporation to the Underwriters may at the option of the Underwriters be netted out of the gross proceeds of the Offering otherwise payable by the Underwriters to the Corporation on the Closing Date and otherwise will be paid by the Corporation upon receiving one or more invoices therefor from the Underwriters.
ARTICLE 17
SURVIVAL OF WARRANTIES AND REPRESENTATIONS
Except as expressly provided for in this Agreement, all warranties, representations, covenants and agreements of the Corporation and the Underwriters herein contained, or contained in documents submitted or required to be submitted pursuant to this Agreement, shall survive the purchase by the Underwriters of the Offered Shares and shall continue in full force and effect, regardless of the closing of the sale of the Offered Shares and regardless of any investigation which may be carried on by the Underwriters, or on their behalf, for a period of 36 months following the Closing Date. Without limitation of the foregoing, the provisions contained in this Agreement in any way related to the indemnification or the contribution obligations shall survive and continue in full force and effect, indefinitely, subject only to the limitation requirements of Applicable Law.
ARTICLE 18
OBLIGATIONS OF THE UNDERWRITERS TO BE JOINT
18.1Subject to the terms and conditions of this Agreement, the obligation of the Underwriters to purchase the Offered Shares shall be joint (the equivalent to several in common law) and not solidarily and shall be as to the following percentages:

Desjardins Securities Inc.	23.00%
National Bank Financial Inc.	16.50%
BMO Nesbitt Burns Inc.	16.50%
CIBC World Markets Inc.	10.00%
Raymond James Ltd.	10.00%
Stifel Nicolaus Canada Inc.	10.00%
Scotia Capital Inc.	5.50%
SCP Resource Finance LP	5.50%
Beacon Securities Limited	2.00%
INFOR Financial Inc.	1.00%
100.0%
18.2If an Underwriter (a “Refusing Underwriter”) fails to purchase its applicable percentage of the Offered Shares (each, “Defaulted Securities”) which that Underwriter has agreed to purchase under this Agreement (other than in accordance with Article 14 hereof), the remaining Underwriters (the “Continuing Underwriters”) shall have the right, but shall not be obligated, to purchase all but not less than all, of the Defaulted Securities pro rata according to the number of Offered Shares to have been acquired by the Continuing Underwriters under this Agreement or in any proportion agreed upon, in writing, by the Continuing Underwriters provided that if the number of Defaulted Securities does not exceed 5% of the number of Purchased Shares or Additional Shares, as applicable, to be purchased hereunder, the Continuing Underwriters shall be obligated, each jointly and not solidarily nor jointly and solidarily, to purchase the full amount of the Defaulted Securities pro rata according to the number of Offered Shares to have been acquired by the Continuing Underwriters under this Agreement. If the Continuing Underwriters do not elect to purchase the Defaulted Securities: (a) the Continuing Underwriters will not be obliged to purchase any of the Offered Shares; (b) the Corporation will not be obliged to issue and sell less than all of the Offered Shares; and (c) the Corporation will be entitled to terminate its obligations under this Agreement arising from its acceptance of this

Agreement, in which event there will be no further liability on the part of the Corporation or the Continuing Underwriters, except pursuant to Articles 15 and 16.
18.3In the event of any default by a Refusing Underwriter as described in Section 18.2, the Continuing Underwriters shall have the right to postpone the Closing Date or the Option Closing Date, as the case may be, for not more than three (3) Business Days in order that any changes in the arrangements or documents for the purchase and delivery of the applicable Offered Shares may be made.
18.4No action taken pursuant to this section shall relieve any Refusing Underwriter from responsibility in respect of its default to the Corporation or to any Continuing Underwriter.
18.5Subject to compliance with Applicable Securities Laws, without affecting the firm obligation of the Underwriters to purchase from the Corporation, 9,363,000 Purchased Shares at the Issue Price in accordance with this Agreement, after the Underwriters have made reasonable effort to sell all of the Offered Shares at the Issue Price, the Issue Price may be decreased by the Underwriters and further changed from time to time to an amount not greater than the Issue Price specified herein. Such decrease in the Issue Price will not affect the Underwriting Fee to be paid by the Corporation to the Underwriters, and it will not decrease the amount of the net proceeds of the Offering to be paid by the Underwriters to the Corporation, before deducting expenses of the Offering. The Underwriters will inform the Corporation if the Issue Price is decreased.
ARTICLE 19
ADVERTISEMENTS AND PRESS RELEASES
19.1The Corporation and the Underwriters agree that the Corporation will provide to the Underwriters, in advance any press release concerning the Offering and the Corporation will give effect to any changes reasonably and timely requested by the Underwriters. The Corporation will also ensure that any press release concerning the Offering complies with Applicable Securities Law. At the request of the Underwriters, and to the extent permitted by law, the Corporation will ensure the Underwriters are disclosed as the underwriters for the Offering in any press release relating to the Offering.
19.2At the completion of the Offering, and to the extent permitted by law, each Underwriter may, at its sole expense and upon consultation with the Corporation, place advertisements or announcements in any newspapers, periodicals or other publications, or otherwise disclose to third parties, that it acted as an underwriter in connection with the Offering.
19.3The Corporation acknowledges and agrees to include the following (or similar) legend at the top of the first page of any press release made in respect of the Offering:
“Not for distribution to United States newswire services or dissemination in the United States.”

19.4The Corporation acknowledges and agrees to include the following (or similar) legend in any press release made in respect of the Offering
“This news release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of the securities in any jurisdiction where such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), and may not be offered or sold in the United States absent registration under the 1933 Act and all applicable U.S. state securities laws, or in compliance with applicable exemptions from such registration requirements.”
ARTICLE 20
NO FIDUCIARY RELATIONSHIP
The Corporation acknowledges and agrees that: (a) the Underwriters have acted at arm’s length to the Corporation, the Underwriters have not assumed and will not assume a fiduciary responsibility in favour of the Corporation with respect to the Offering or the process leading thereto and the Underwriters does not have any duty or obligation to the Corporation with respect to the Offering except the obligations expressly set forth in this Agreement; (b) the Underwriters and their affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Corporation; and (c) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the Offering and the Corporation has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate. The Corporation waives to the full extent permitted by Applicable Law any claims it may have against the Underwriters arising from an alleged breach of fiduciary duty in connection with the Offering.
ARTICLE 21
ACTION BY UNDERWRITERS
All steps which must or may be taken by the Underwriters in connection with this Agreement resulting from the Corporation’s acceptance of this offer, with the exception of the matters contemplated by Article 14, Article 15 and Article 16, may be taken by each of the Co-Lead Underwriters on behalf of itself and the other Underwriters and the acceptance of this offer by the Corporation shall constitute the Corporation’s authority for accepting notification of any such steps from, and for delivering the definitive documents in respect of the Offering to, or to the order of, the Co-Lead Underwriters.
ARTICLE 22
INTEREST IN TMX GROUP LIMITED
National Bank Financial Inc. or an affiliate thereof, owns or controls an equity interest in TMX Group Limited (“TMX Group”) and may have a nominee director serving on the TMX Group’s board of directors. As such, National Bank Financial Inc. may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the Exchange, the TSX Venture Exchange and the Alpha Exchange. No person or company is required to obtain products or services from TMX Group or its affiliates as a condition of the Underwriters supplying or continuing to supply a product or service. The Corporation confirms and acknowledges that the decision to list the Offered Shares on the Exchange was made solely by the Corporation and was not conditional on the Underwriters supplying or continuing to supply future underwriting and/or any other services.
ARTICLE 23
NOTIFICATION
23.1Any notice or other communication to be given hereunder will be in writing and will be given by delivery or by electronic transmission, as follows:
(a)to the Corporation at:
Aya Gold & Silver Inc.
1320 Boulevard Graham, Suite 132
Mont-Royal, Québec H3P 3C8
Attention:    Benoit La Salle, President and Chief Executive Officer
Email:    benoit.lasalle@ayagoldsilver.com
with a copy (which will not constitute notice) to:
Norton Rose Fulbright Canada LLP
1 Place Ville Marie, Suite 2500
Montréal, Québec H3B 1R1
Attention:     Steve Malas, Senior Partner
Email:    steve.malas@nortonrosefulbright.com
(b)to the Co-Lead Underwriters:
Desjardins Securities Inc.
1170 Peel Street, Suite 300
Montréal, Québec H3B 0A9
Attention:    Maciej Pach, Managing Director & Head of Global Mineral Resources & Mining, Investment Banking
Email:    maciej.pach@desjardins.com
- and -
National Bank Financial Inc.
1155 Metcalfe Street, Suite 2300
Montréal, Québec H3B 4S9
Attention:    Thomas Bachand, Managing Director
Email:    thomas.bachand@bnc.ca

- and -
BMO Nesbitt Burns Inc.
129 Rue Saint Jacques, 11th Floor
Montréal, Québec H2Y 1L6
Attention:    Ilan Bahar, Managing Director & Co-Head of Global Metals & Mining
Investment Banking
Email:    ilan.Bahar@bmo.com
with a copy (which will not constitute notice) to:
McCarthy Tétrault LLP
500 Grande Allée Est, 9th Floor
Québec, Québec G1R 2J7
Attention:     Charles-Antoine Souliere, Partner; Farhiyah Shariff, Partner
Email:     casouliere@mccarthy.ca; fshariff@mccarthy.ca
and if so given, any such notice, direction or other instrument, if delivered personally, will be deemed to have been given and received on the day on which it was delivered, provided that if such day is not a Business Day then the notice, direction or other instrument will be deemed to have been given and received on the first Business Day next following such day, and if transmitted by email, will be deemed to have been given and received on the day of its transmission, provided that if such day is not a Business Day or if it is transmitted after the end of normal business hours then the notice, direction or other instrument will be deemed to have been given and received on the first Business Day next following the day of such transmission. Any party may, at any time, give notice in writing to the others in the manner provided for above of any change of address.
ARTICLE 24
MISCELLANEOUS
24.1This Agreement and the other documents herein referred to constitute the entire agreement between the Underwriters and the Corporation relating to the subject matter hereof, except for the maximum expenses set forth in the Letter Agreement, and supersedes all prior agreements between the Underwriters and the Corporation with respect to their respective rights and obligations in respect of the Offering, including Letter Agreement.
24.2Time will be of the essence of this Agreement and of every part hereof and no extension or variation of this Agreement shall operate as a waiver of this provision.
24.3The parties hereto covenant and agree to sign such other documents, do and perform and cause to be done and performed such further and other acts and things as may be necessary or desirable in order to give full effect to this Agreement and every provision of it.

24.4No party to this Agreement may assign this Agreement, any part hereof or its rights hereunder without the prior written consent of the other parties. Subject to the foregoing, this Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.
24.5In the event that any provision or part of this Agreement will be deemed void or invalid by a court of competent jurisdiction, the remaining provisions or parts shall be and remain in full force and effect. If, in any judicial proceeding, any provision of this Agreement is found to be so broad as to be unenforceable, it is hereby agreed that such provision shall be interpreted to be only so broad as to be enforceable.
24.6This Agreement shall be governed by and be construed in accordance with the laws of the Province of Québec and the federal laws of Canada applicable therein.
24.7The parties confirm their express wish that this Agreement and all related documents be drafted in the English language. Les parties confirment leur volonté expresse que la présente convention et tous les documents s’y rattachant soient rédigés en langue anglaise.
24.8This Agreement may be executed by any one or more of the parties in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument. The transmission by facsimile or pdf of a copy of the execution page hereof reflecting the execution of this Agreement by any party hereto shall be effective to evidence that party’s intention to be bound by this agreement and that party’s agreement to the terms, provisions and conditions hereof, all without the necessity of having to produce an original copy of such execution page.
(Signature page follows)

If the Corporation is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this Agreement where indicated below and delivering the same to the Underwriters.

DESJARDINS SECURITIES INC.

Per:	(signed) “Maciej Pach”
Name: Maciej Pach
Title: Managing Director & Head of Global Mineral Resources & Mining, Investment Banking

NATIONAL BANK FINANCIAL INC.

Per:	(signed) “Thomas Bachand”
Name: Thomas Bachand
Title: Managing Director

BMO NESBITT BURNS INC.

Per:	(signed) “Ilan Bahar”
Name: Ilan Bahar
Title: Managing Director & Co-Head Global Metals & Mining

CIBC WORLD MARKETS INC.

Per:	(signed) “Steven Reid”
Name: Steve Reid
Title: Managing Director, Global Mining

RAYMOND JAMES LTD.

Per:	(signed) “Gavin McOuat”
Name: Gavin McOuat
Title: Senior Managing Director

STIFEL NICOLAUS CANADA INC.

Per:	(signed) “Stephen Delaney”
Name: Stephen Delaney
Title: Managing Director, Investment Banking

SCOTIA CAPITAL INC.

Per:	(signed) “Darren Grant”
Name: Darren Grant
Title: Managing Director

SCP RESOURCE FINANCE LP by its general partner, SCP RESOURCE FINANCE GP INC.

Per:	(signed) “David Wargo”
Name: David Wargo
Title: Chief Executive Officer & Head of Investment Banking

BEACON SECURITIES LIMITED

Per:	(signed) “Daniel Belchers”
Name: Daniel Belchers
Title: Managing Director, Investment Banking

INFOR FINANCIAL INC.

Per:	(signed) “Neville Dastoor”
Name: Neville Dastoor
Title: Principal

The foregoing is hereby accepted on the terms and conditions therein set forth.
DATED as of June 12, 2025.

AYA GOLD & SILVER INC.

Per:	(signed) “Benoit La Salle”
Name: Benoit La Salle
Title: President and Chief Executive Officer

SCHEDULE A
DETAILS OF THE MINERAL RIGHTS
Zgounder Mineral Rights
–Mining exploitation licences
Held by Zgounder Millenium Silver Mining S.A. (“ZMSM”):
Exploitation licence No. LE-393459, issued by the Wali of Souss-Massa Region on October 17, 2017, for a ten-year period (expiring on October 16, 2027) on a 16 sq. Km surface in Taliwine;
Exploitation licence No. LE-383782, issued by the Wali of Souss-Massa Region on July 28, 2023, for a ten-year period (expiring on July 27, 2033) on a 16 sq. Km surface in Taliwine;
Exploitation licence No. LE-383784, issued by the Wali of Souss-Massa Region on July 28, 2023, for a ten-year period (expiring on July 27, 2033) on a 15.1 sq. Km surface in Taliwine;
Exploitation licence No. LE-393507, issued by the Wali of Souss-Massa Region on July 30, 2018, for a ten-year period (expiring on July 29, 2028) on a 4.4 sq. Km surface in Taliwine;
Exploitation licence No. LE-393478 issued on November 16, 2018, for a ten-year period (expiring on November 15, 2028) on an 11.9 sq. Km surface in the Zgounder Property Area; and
Exploitation licence No. LE-393612 issued on July 29, 2022, for a ten-year period (expiring on July 28, 2032) on a 12.4 sq. Km surface in the Zgounder Property Area.
–Mining research permits
Held by ZMSM:
Research permit No. PR-3941556, issued by the Mines Ministry’s regional director (Agadir) on March 23, 2021 (expiring on March 22, 2025) in Taliwine;
Research permit No. PR-3941557, issued by the Mines Ministry’s regional director (Agadir) on March 23, 2021 (expiring on March 22, 2025) in Taliwine;
Research permit No. PR-3843287, issued by the Mines Ministry’s regional director (Agadir) on June 17, 2023 (expiring on June 16, 2026) in Taliwine;
Research permit No. PR-3843289, issued by the Mines Ministry’s regional director (Agadir) on June 17, 2023 (expiring on June 16, 2026) in Taliwine;

Research permit No. PR-3941551, issued by the Mines Ministry’s regional director (Agadir) on March 23, 2021 (expiring on March 22, 2025) in Taliwine;
Research permit No. PR-3941552, issued by the Mines Ministry’s regional director (Agadir) on March 23, 2021 (expiring on March 22, 2025) in Taliwine;
Research permit No. PR-3941553, issued by the Mines Ministry’s regional director (Agadir) on March 23, 2021 (expiring on March 22, 2025) in Taliwine;
Research permit No. PR-3941549, issued by the Mines Ministry’s regional director (Agadir) on March 23, 2021 (expiring on March 22, 2025) in Taliwine;
Research permit No. PR-3941550, issued by the Mines Ministry’s regional director (Agadir) on March 23, 2021 (expiring on March 22, 2025) in Taliwine;
Research permit No. PR-38423287 issued on June 17, 2023 (expiring June 16, 2026) in the Zgounder Property Area;
Research permit No. PR-3842368 issued on April 29, 2024 (expiring April 28, 2028) in the Zgounder Property Area;
Research permit No. PR-3842385 issued on April 29, 2024 (expiring on April 28, 2028) in the Zgounder Property Area;
Research permit No. PR-3842394 issued on April 29, 2024 (expiring on April 28, 2028) in the Zgounder Property Area;
Research permit No. PR-3842424 issued on April 29, 2024 (expiring on April 28, 2028) in the Zgounder Property Area; and
Research permit No. PR-3941559 issued on March 23, 2021 (expiring on March 22, 2025) in the Zgounder Property Area.
–Mining research permits subject to ongoing transformation into Mining exploitation licences
Held by ZMSM:
    Research permit No. PR-2341044, renewed by the Mines Ministry’s regional director (Agadir) on February 8, 2019 (expiring on July 29, 2022) in Taliwine;
    Research permit No. PR-2341045, renewed by the Mines Ministry’s regional director (Agadir) on February 8, 2019 (expiring on July 29, 2022) in Taliwine;
    Research permit No. PR-2341046, renewed by the Mines Ministry’s regional director (Agadir) on February 8, 2019 (expiring on July 29, 2022) in Taliwine;
    Research permit No. PR-2341047, renewed by the Mines Ministry’s regional director (Agadir) on February 8, 2019 (expiring on July 29, 2022) in Taliwine;

    Research permit No. PR-3942111, granted by the Mines Ministry’s regional director (Agadir) on July 8, 2022 (expiring on July 7, 2025) in Taliwine;
    Research permit No. PR-3942112, granted by the Mines Ministry’s regional director (Agadir) on July 8, 2022 (expiring on July 7, 2025) in Taliwine;
    Research permit No. PR-3942113, granted by the Mines Ministry’s regional director (Agadir) on July 8, 2022 (expiring on July 7, 2025) in Taliwine; and
    Research permit No. PR-3942114, granted by the Mines Ministry’s regional director (Agadir) on July 8, 2022 (expiring on July 7, 2025) in Taliwine.
Boumadine Mineral Rights
–Mining exploitation licences
Held by Boumadine Global Mining S.A. (“BGM”):
Exploitation permit No. LE-383661, issued on May 17, 2016, for a ten-year period (expiring on May 16, 2026) on a 31.7 sq. Km surface on the Boumadine Property Area;
Exploitation permit No. LE-383692, issued on May 14, 2016, for a ten-year period (expiring on May 13, 2026) on a 4 sq. Km surface on the Boumadine Property Area;
Exploitation permit No. LE-383722, issued on September 27, 2014, for a ten-year period (expiring on September 26, 2024) on a 9.5 sq. Km surface on the Boumadine Property Area;
Exploitation permit No. LE-383724, issued on November 25, 2017, for a ten-year period (expiring on November 24, 2027) on a 6.2 sq. Km surface on the Boumadine Property Area;
Exploitation permit No. LE-383657, issued on October 18, 2015, for a ten-year period (expiring on October 17, 2025) on a 8 sq. Km surface on the Boumadine Property Area;
Exploitation permit No. LE-383852, issued on October 16, 2018, for a ten-year period (expiring on October 15, 2028) on a 9.5 sq. Km surface on the Boumadine Property Area;
Exploitation permit No. LE-383853, issued on December 21, 2018, for a ten-year period (expiring on December 20, 2028) on a 17.6 sq. Km surface on the Boumadine Property Area;
Exploitation permit No. LE-383856, issued on July 20, 2016, for a ten-year period (expiring on July 19, 2026) on a 25.9 sq. Km surface on the Boumadine Property Area; and

Exploitation permit No. LE-383874, issued on December 2, 2015, for a ten-year period (expiring on December 1, 2025) on a 8.1 sq. Km surface on the Boumadine Property Area.
–Mining research permits
Held by BGM:
Research permit No. PR-3843057, issued on June 10, 2023, for a three-year period (expiring on June 9, 2026);
Research permit No. PR-3843332, issued on October 12, 2023 (expiring on October 11, 2026);
Research permit No. PR-3843056, issued on June 10, 2023 (expiring on June 9, 2026);
Research permit No. PR-3843342, issued on June 14, 2023 (expiring on June 13, 2026);
Research permit No. PR-3843372, issued on March 8, 2024 (expiring on March 7, 2027);
Research permit No. PR-3843371, issued on March 8, 2024 (expiring on March 7, 2027);
Research permit No. PR-3843370, issued on March 8, 2024 (expiring on March 7, 2027);
Research permit No. PR-3843051, issued on June 10, 2023 (expiring on June 9, 2026);
Research permit No. PR-3843156, issued on June 14, 2023 (expiring on June 13, 2026);
Research permit No. PR-3842950, issued on June 27, 2023 (expiring on June 27, 2026);
Research permit No. PR-3843146, issued on June 14, 2023 (expiring on June 13, 2026);
Research permit No. PR-3843387, issued on June 29, 2024 (expiring on June 28, 2027);
Research permit No. PR-3843388, issued on June 29, 2024 (expiring on June 28, 2027);
Research permit No. PR-3843389, issued on June 29, 2024 (expiring on June 28, 2027);

Research permit No. PR-3843390, issued on June 29, 2024 (expiring on June 28, 2027); and
Research permit No. PR-3843391, issued on June 29, 2024 (expiring on June 28, 2027).
–Mining research permits subject to ongoing transformation into Mining exploitation licences
Held by BGM:
None noted.

SCHEDULE B
INTERESTS IN MATERIAL SUBSIDIARIES

Subsidiary	Registered	Ownership and Voting Right

Aya Gold & Silver Maroc S.A.	Morocco	100%

Zgounder Millennium Silver Mining S.A.	Morocco	100%

Boumadine Global Mining S.A.	Morocco	85%

C - 1
SCHEDULE C
FORM OF
LOCK-UP AGREEMENT
June [●], 2025
Desjardins Securities Inc.
National Bank Financial Inc.
BMO Nesbitt Burns Inc.
CIBC World Markets Inc.
Raymond James Ltd.
Stifel Nicolaus Canada Inc.
Scotia Capital Inc.
SCP Resource Finance LP
Beacon Securities Limited
INFOR Financial Inc.
(collectively, the “Underwriters”)

Re:	Public Offering of Common Shares of Aya Gold & Silver Inc. (the “Corporation”)

Ladies and Gentlemen:
The undersigned is the registered or beneficial owner of certain common shares of the Corporation (“Common Shares”) or securities convertible into or exchangeable or exercisable for Common Shares.
The undersigned understands that the execution and delivery by it of this agreement (“Lock-Up Agreement”) is a condition to the closing of the Offering.
In the context of the Offering, the undersigned hereby agrees not (and shall cause its affiliates not) to, directly or indirectly, offer, sell, contract to sell, transfer, assign, pledge, grant any option to purchase, make any short sale, or otherwise dispose of, or transfer, or announce any intention to do so, any Common Shares or securities exchangeable or exercisable for or convertible into Common Shares, whether currently owned or hereafter acquired, directly or indirectly, or under its control or direction, or with respect to which it has beneficial ownership, or enter into any swap, forward, transaction or arrangement that has the effect of transferring, in whole or in part, any of the economic consequences associated with the ownership of the Common Shares, whether such transaction is settled by the delivery of Common Shares, other securities, cash or otherwise, without, in each case, the prior written consent of Desjardins Securities Inc., on behalf of the Underwriters, such consent not to be unreasonably withheld, for a period commencing on the date hereof and continuing for a period of 90 days after the date hereof (the “Lock-Up Period”).
Notwithstanding the restrictions on transfers of Common Shares described above, the undersigned may undertake any of the following: (i) any transfer of Common Shares by way of pledge or security interest, provided that the pledgee or beneficiary of the security interest

C - 2
agrees in writing with Desjardins Securities Inc., National Bank Financial Inc. and BMO Nesbitt Burns Inc. (collectively, the “Co-Lead Underwriters”), on behalf of the Underwriters, to be bound by this Lock-Up Agreement for the remainder of the Lock-Up Period; (ii) any transfer of Common Shares pursuant to a bona fide third party take-over bid, merger, plan of arrangement or other transaction made to all holders of Common Shares of the Corporation, provided that in the event that the take-over bid, merger, plan of arrangement or other such transaction is not completed, the Common Shares owned by the undersigned shall remain subject to the restrictions contained in this Lock-Up Agreement; or (iii) any exercise of a stock option outstanding as of the date hereof, provided that any Common Shares acquired pursuant to any such exercise shall be subject to the transfer restrictions contained in this Lock-Up Agreement.
The undersigned hereby represents and warrants that it has full power and authority to enter into this Lock-Up Agreement, and that, upon the reasonable request of the Corporation or the Co-Lead Underwriters, on behalf of the Underwriters, the undersigned will execute any additional documents necessary or desirable in connection with the enforcement hereof. All authority herein conferred or agreed to be conferred shall survive the death, dissolution or incapacity of the undersigned.
This Lock-Up Agreement is irrevocable and will be binding on the undersigned and its successors, heirs, personal representatives, and assigns of the undersigned, and shall be governed in accordance with the laws of the Province of Québec and the federal laws of Canada applicable therein.
This Lock-Up Agreement has been entered into on the date first written above.

Name:

SCHEDULE D
COMPLIANCE WITH UNITED STATES
SECURITIES LAWS
As used in this schedule, the following terms shall have the meanings indicated:

Affiliate	means an “affiliate” as that term is defined in Rule 405 under the U.S. Securities Act;

Directed Selling Efforts	means “directed selling efforts” as that term is defined in Rule 902 (c) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Shares being offered in reliance on Regulation S, and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Shares;

Foreign Issuer	means a “foreign issuer” as that term is defined in Rule 902 (e) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means any issuer which is: (a) the government of any foreign country or of any political subdivision of a foreign country; or (b) a corporation or other organization incorporated or organized under the laws of any foreign country, except an issuer meeting the following conditions as of the last business day of its most recently completed second fiscal quarter: (1) more than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and (2) any of the following; (i) the majority of the executive officers or directors of the issuer are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

General Solicitation or General Advertising	means “general solicitation or general advertising”, as used in Rule 502(c) of Regulation D, including, without limitation, any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media, or on the internet, or broadcast over radio or television or on the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

Investment Company Act	means the United States Investment Company Act of 1940, as amended;

Offshore Transaction	means an “offshore transaction” as that term is defined in Rule 902(h) of Regulation S;

Qualified Institutional Buyer	means a “qualified institutional buyer” as that term is defined in Rule 144A(a)(1) under the U.S. Securities Act;

Regulation D	means Regulation D adopted by the SEC under the U.S. Securities Act;

Regulation S	means Regulation S adopted by the SEC under the U.S. Securities Act;

Rule 144A	means Rule 144A adopted by the SEC under the U.S. Securities Act;

SEC	means the United States Securities and Exchange Commission;

Substantial U.S. Market Interest	means “substantial U.S. market interest” as that term is defined in Rule 902(j) of Regulation S;

U.S. Affiliate	means a United States registered broker-dealer affiliate of an Underwriter;

U.S. Exchange Act	means the United States Securities Exchange Act of 1934, as amended;

U.S. Placement Memorandum	means the U.S. private placement memorandum, including a copy of the English language version of the Prospectus, prepared by the Corporation in connection with the offer and sale of the Offered Shares in the United States; and

U.S. Securities Act	means the United States Securities Act of 1933, as amended.

All capitalized terms used herein without definition have the meanings ascribed thereto in the Underwriting Agreement to which this Schedule D is attached.
Representations, Warranties and Covenants of the Underwriters
Each Underwriter, on its own behalf and on behalf of its U.S. Affiliate, acknowledges that the Offered Shares have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws and may not be offered or sold in the United States, except pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. Accordingly, each of the Underwriters, on its own behalf and on behalf of its U.S. Affiliate, severally and not jointly, represents, warrants, covenants and agrees to and with the Corporation, as at the date hereof and as at the Closing Date and any Option Closing Date, that:
(1)It has offered and sold, and will offer and sell, the Offered Shares forming part of its allotment only (a) in Offshore Transactions in accordance with Rule 903 of Regulation S or (b) as provided in paragraphs 2 through 11 below. Accordingly, none of the Underwriter, its Affiliates (including its U.S. Affiliate) or any person acting on any of their behalf, has made or will make (except as permitted in paragraphs 2 through 11 below): (i) any offer to sell, or any solicitation of an offer to buy, any Offered Shares in the United States; (ii) any sale of Offered Shares to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or the Underwriter, its Affiliates (including its U.S. Affiliate) or any person acting on any of their behalf reasonably believed that such purchaser was outside the United States; or (iii) any Directed Selling Efforts.
(2)It will not offer or sell the Offered Shares in the United States, except that it may offer and re-sell the Purchased Shares and Additional Shares to Qualified Institutional Buyers in compliance with Rule 144A. It shall inform, or cause its U.S. Affiliate to inform, each Qualified Institutional Buyer solicited by it that the Purchased Shares and Additional Shares are being offered and sold to it in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A and similar exemptions under applicable state securities laws.
(3)It has not entered and will not enter into any contractual arrangement with respect to the offer and sale of the Purchased Shares and Additional Shares, except with its U.S. Affiliate, any Selling Firm or with the prior written consent of the Corporation. It shall require its U.S. Affiliate and each Selling Firm appointed by it to agree in writing, for the benefit of the Corporation, to comply with, and shall use its commercially reasonable efforts to ensure that its U.S. Affiliate and each Selling Firm appointed by it complies with, the same provisions of this Schedule D as apply to such Underwriter as if such provisions applied to such U.S. Affiliate and such Selling Firm.
(4)All offers and sales of Purchased Shares and Additional Shares in the United States by it to Qualified Institutional Buyers have been and will be made by the Underwriter’s U.S. Affiliate in compliance with Rule 144A and in transactions exempt from registration or qualification under any applicable U.S. state securities laws.
(5)It and its Affiliates have not, either directly or through a person acting on any of their behalf, solicited and will not solicit offers to buy, and have not offered to sell and will not offer to sell, Purchased Shares and Additional Shares in the United States by any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.
(6)It and its U.S. Affiliate (if applicable) are Qualified Institutional Buyers, and all offers and sales of Purchased Shares and Additional Shares have been or will be made in the United States in accordance with any applicable U.S. federal and state laws or regulations governing the registration or conduct of securities brokers or dealers and applicable rules of the Financial Industry Regulatory Authority, Inc. Its U.S. Affiliate (if applicable) that makes offers and sales in the United States is on the date hereof, and will be on the date of each offer and sale of Purchased Shares and Additional Shares in the United States, duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and the securities laws of each state in which such offer or sale is made (unless exempted from the respective state’s broker-dealer registration requirements) and a member in good standing with the Financial Industry Regulatory Authority, Inc.
(7)Immediately prior to making an offer of Purchased Shares or Additional Shares in the United States, the Underwriter, its Affiliates (including its U.S. Affiliate) and any person acting on any of their behalf, had reasonable grounds to believe and did believe that each such offeree solicited by it was a Qualified Institutional Buyer. At the time of each sale of Purchased Shares or Additional Shares to a person in the United States solicited by it, the Underwriter, its Affiliates (including its U.S. Affiliate), and any person acting on any of their behalf will have reasonable grounds to believe and will believe, that each such purchaser is a Qualified Institutional Buyer.
(8)Each offeree of Purchased Shares and Additional Shares in the United States solicited by it shall be provided with a copy of the U.S. Placement Memorandum. Each purchaser of Purchased Shares and Additional Shares in the United States solicited by it shall be provided, prior to time of purchase of any Purchased Shares and Additional Shares, with a copy of the U.S. Placement Memorandum.
(9)Prior to any sale of Purchased Shares and Additional Shares in the United States, each Qualified Institutional Buyer solicited by it will be required to execute the Purchaser Letter in the form attached as Exhibit 1 to the U.S. Placement Memorandum.
(10)At least one Business Day prior to the Closing Date or Option Closing Date, as applicable, the Corporation and its transfer agent will be provided with a list of all purchasers of the Purchased Shares and Additional Shares solicited by it in the United States, including the state in which such purchaser is located.
(11)At the Closing, and any closing in connection with the Over-Allotment Option, each Underwriter, together with its U.S. Affiliate that participated in the offer of Purchased Shares and Additional Shares, as applicable, in the United States, will either: (i) provide a certificate, substantially in the form of Exhibit A to this Schedule D, relating to the manner of the offer and sale of the Purchased Shares and Additional Shares, as applicable, in the United States, or (ii) be deemed to have represented and warranted that none of it, its Affiliates (including its U.S. Affiliate) or any person acting on any of their behalf, has offered or sold any Purchased Shares and Additional Shares in the United States.
Representations, Warranties and Covenants of the Corporation
The Corporation represents, warrants, covenants and agrees, as at the date hereof and as at the Closing Date and any Option Closing Date, that:
(1)The Corporation is, and at the Closing (and any closing in connection with the Over-Allotment Option) will be, a Foreign Issuer and reasonably believes that there is no Substantial U.S. Market Interest in the Common Shares.
(2)The Corporation is not, and as a result of the sale of the Offered Shares contemplated hereby and the application of the proceeds of the Offering as set forth under the caption “Use of Proceeds” in the Prospectus, will not be, an “investment company” (as such term is defined in the Investment Company Act) registered or required to be registered under the Investment Company Act.
(3)Except with respect to offers and sales through the Underwriters and their U.S. Affiliates in accordance with this Schedule D to Qualified Institutional Buyers in reliance upon the exemption from the registration requirements of the U.S. Securities

Act provided by Rule 144A, neither the Corporation nor any of its Affiliates, nor any person acting on any of their behalf (other than the Underwriters, their respective Affiliates (including the U.S. Affiliates) or any person acting on any of their behalf, in respect of which no representation, warranty, covenant or agreement is made), has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Offered Shares to a person in the United States; or (B) any sale of Offered Shares unless, at the time the buy order was or will have been originated, (i) the purchaser is outside the United States or (ii) the Corporation, its Affiliates, and any person acting on any of their behalf reasonably believe that the purchaser is outside the United States.
(4)During the period in which the Offered Shares are offered for sale, none of the Corporation, any of its Affiliates, or any person acting on any of their behalf (other than the Underwriters, their respective Affiliates (including the U.S. Affiliates) or any person acting on any of their behalf, in respect of which no representation, warranty, covenant or agreement is made) has engaged in or will engage in any Directed Selling Efforts, or has taken or will take any action that would cause the exemption afforded by Rule 144A to be unavailable for offers and sales of Purchased Shares and Additional Shares in the United States in accordance with this Schedule D, or the exclusion from registration afforded by Rule 903 of Regulation S to be unavailable for offers and sales of the Offered Shares outside the United States in Offshore Transactions in accordance with the Underwriting Agreement, including this Schedule D.
(5)None of the Corporation, any of its Affiliates or any person acting on any of their behalf (other than the Underwriters, their respective Affiliates (including the U.S. Affiliates) or any person acting on any of their behalf, in respect of which no representation, warranty, covenant or agreement is made) has offered or will offer to sell, or has solicited or will solicit offers to buy, the Purchased Shares and Additional Shares in the United States by means of any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.
(6)Since the period beginning 30 days prior to start of the Offering of the Offered Shares and ending 30 days following completion of the Offering of the Offered Shares, the Corporation has not sold, offered for sale or solicited any offer to buy, and it will not sell, offer for sale or solicit any offer to buy, any of its securities in a manner that would be integrated with the offer and sale of the Offered Shares and would cause the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A to become unavailable with respect to the offer and sale of the Offered Shares in the United States or the exclusion from the registration requirements of the U.S. Securities Act provided by Rule 903 of Regulation S to become unavailable with respect to the offer and sale of the Offered Shares in Offshore Transactions outside the United States.
(7)The Offered Shares are not, and as of the Closing Time (and any time of closing of the Over-Allotment Option) will not be, and no securities of the same class as the Offered Shares are or will be (a) listed on a national securities exchange registered under Section 6 of the U.S. Exchange Act, (b) quoted in a “U.S. automated inter-dealer quotation system,” as such term is used in Rule 144A, or (c) convertible or exchangeable into or exercisable for securities so listed or quoted at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A) of less than 10%.
(8)So long as the Offered Shares are “restricted securities” as defined in Rule 144 under the U.S. Securities Act and cannot be sold pursuant to Rule 144(b)(1) under the U.S. Securities Act, and the Corporation is neither subject to the reporting requirements of the U.S. Exchange Act, nor exempt from those requirements by virtue of Rule 12g3-2(b) thereunder, the Corporation will furnish holders of such securities, or prospective purchasers of such securities designated by such holders, with the information required to be delivered pursuant to Rule 144A(d)(4) under the U.S. Securities Act.
(9)None of the Corporation or any of its predecessors or subsidiaries has had the registration of a class of securities under the U.S. Exchange Act revoked by the SEC pursuant to Section 12(j) of the U.S. Exchange Act and any rules or regulations promulgated under the U.S. Exchange Act.
(10)For each taxable year in which the Corporation is a “passive foreign investment company” as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended, if requested in writing by a U.S. purchaser in the Offering, the Corporation will provide such purchaser with the required information to enable it to make a qualified electing fund election under Section 1295 of the United States Internal Revenue Code of 1986, as amended, and the applicable treasury regulations promulgated thereunder, and will satisfy all requirements described therein (which, for the avoidance of doubt, shall include providing a PFIC Annual Information Statement).
(11)The Corporation will, within prescribed time periods, prepare and file any forms or notices required under the U.S. Securities Act or applicable blue sky laws in connection with the offer and sale of the Offered Shares in the United States.

EXHIBIT A TO Schedule D
UNDERWRITER’S CERTIFICATE
In connection with the private placement in the United States of the Purchased Shares and Additional Shares (the “Offered Shares”) of Aya Gold & Silver Inc. (the “Corporation”) pursuant to the underwriting agreement dated as of June [12], 2025 between the Corporation and the Underwriters named therein (the “Underwriting Agreement”), the undersigned does hereby certify as follows:
(1)the undersigned U.S. Affiliate is, on the date hereof, and was, at the time of each offer and sale of the Offered Shares made by it in the United States, a duly registered broker or dealer with the United States Securities and Exchange Commission, and a member of and in good standing with the Financial Industry Regulatory Authority, Inc. (“FINRA”);
(2)all offers and sales of Offered Shares in the United States by the undersigned Underwriter have been effected by the undersigned U.S. Affiliate in accordance with all applicable U.S. federal and state broker-dealer requirements and FINRA rules;
(3)each offeree of Offered Shares that is in the United States solicited by the undersigned was provided with a copy of the U.S. Placement Memorandum, and each purchaser of the Offered Shares in the United States solicited by the undersigned will be provided with, prior to the time of purchase, a copy of the U.S. Placement Memorandum, and no other written material was used by the undersigned in connection with the offer and sale of the Offered Shares in the United States;
(4)immediately prior to transmitting such U.S. Placement Memorandum to such offerees solicited by the undersigned, we had reasonable grounds to believe and did believe that each such offeree was a Qualified Institutional Buyer and, on the date hereof, we continue to believe that each person purchasing Offered Shares from the undersigned in the United States is a Qualified Institutional Buyer;
(5)no form of General Solicitation or General Advertising were used by the undersigned Underwriter or the undersigned U.S. Affiliate, as applicable, in connection with the offer or sale of the Offered Shares in the United States;
(6)the undersigned Underwriter or the undersigned U.S. Affiliate, as applicable, have not engaged in any Directed Selling Efforts in connection with the offer or sale of the Offered Shares;
(7)all offers and sales of the Offered Shares have been conducted by us in accordance with the terms of the Underwriting Agreement, including Schedule D thereto; and
(8)prior to any sale of the Offered Shares in the United States by us, we caused each Qualified Institutional Buyer to execute a Purchaser Letter in the form attached as Exhibit 1 to the U.S. Placement Memorandum and each such letter has been delivered to the Corporation.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement, including Schedule D thereto, unless otherwise defined herein.
DATED this     ______ day of              ________________, 2025.

Per:		Per:

	Authorized Signing Officer		Authorized Signing Officer